













Wright Medical Group, Inc. 2012 Annual Report

Create Motion

Corporate Overview

Wright Medical Group, Inc. is a global orthopaedic medical device company specializing in the design, manufacture and marketing of devices and biologic products for extremity, hip and knee repair and reconstruction. We are a recognized leader of surgical solutions for the foot and ankle market.

Our product offerings include hardware for the foot, ankle, hand, wrist, elbow and shoulder; biologic products using both biological tissue-based and synthetic materials; and large joint implants for the hip and knee. We participate in the worldwide orthopaedic market and distribute our products through a combination of direct sales personnel and a network of independent distributors and sales personnel.

Headquartered in Arlington, Tennessee, we have been in business for over 60 years and retain approximately 1,400 employees who provide outstanding service and innovative products throughout the world.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI".

Our Vision

#1 in Customer Satisfaction

Our Mission

We are a global orthopaedic medical device company that specializes in the design, manufacture, and marketing of devices and biologics for extremity, hip, and knee reconstruction. We are the recognized leader of surgical solutions for the foot and ankle market.

We are committed to compliance and the highest standards of ethical conduct. Through process-driven customer service and medical education, we delight our customers every day. We do this to enable orthopaedic and podiatric surgeons to alleviate pain and restore their patients' lifestyles and to provide a rewarding and fun environment for our employees and exceptional return to our shareholders.

Our Values

- Passion
- Accountability
- Customer Focus
- Communication
- Teamwork
- Simplicity









Financial Highlights

dollars are in thousands

	2012[1]	2011[2]	2010[3]	2009[4]	2008[5]
Net sales	**$483,776**	$512,947	$518,973	$487,508	$465,547
Gross profit, as reported	**$333,363**	$353,570	$360,517	$338,793	$331,170
as a percentage of net sales	68.9%	68.9%	69.5%	69.5%	71.1%
Operating income, as reported	**$24,144**	$4,593	$37,174	$23,951	$22,413
as a percentage of net sales	5.0%	0.9%	7.2%	4.9%	4.8%
Operating income, as adjusted	**$31,879**	$58,745	$62,172	$54,180	$55,216
as a percentage of net sales	6.6%	11.5%	12.0%	11.1%	11.9%
Net income, as reported	**$5,284**	$(5,143)	$17,841	$12,131	$3,197
as a percentage of sales	1.1%	(1.0%)	3.4%	2.5%	0.7%
Net income, as adjusted	**$16,213**	$32,842	$35,787	$33,200	$36,329
as a percentage of sales	3.4%	6.4%	6.9%	6.8%	7.8%
Diluted earnings per share					
as reported	**$0.14**	$(0.13)	$0.47	$0.32	$0.09
as adjusted	$0.41	$0.84	$0.90	$0.85	$0.92
Total assets	**$953,453**	$754,580	$755,239	$714,284	$692,130
Total long-term obligations	**$258,504**	$166,792	$201,766	$200,326	$200,136


Net sales
Operating income, as reported
Operating income, as adjusted
Net income, as reported
Net income, as adjusted
Total assets

(1) 2012 adjusted results presented above exclude $11.0 million ($7.2 million after tax effect) of non-cash stock-based compensation expense. The 2012 adjusted results presented above also exclude $6.6 million ($4.2 million after tax effect) of charges associated with governmental inquiries and our deferred prosecution agreement (DPA), $2.7 million ($1.7 million after tax effect) write-off of deferred financing fees associated with the 2014 Convertible Notes and Senior Credit Facility, $1.6 million ($1.0 million) of restructuring charges associated with our cost restructuring plan, $0.2 million ($0.1 million after tax effect) of non-cash inventory step-up amortization, $4.1 million ($2.6 million after tax effect) of costs associated with distributor conversions and amortization of non-competes, $1.8 million ($1.1 million after tax effect) of loss on the termination of the interest rate swap, $2.8 million ($1.8 million after tax effect) of non-cash interest expense related to the Convertible Notes due 2017 (2017 Convertible Notes), $1.1 million ($0.7 million after tax effect) of unrealized loss on the mark-to-market of derivatives, $1.8 million ($1.8 million after tax effect) of due diligence and transaction costs, $2.4 million ($1.6 million after tax effect) increase to management's estimate of the Company's probable insurance recovery for previously recognized costs associated with product liability claims, and $15.0 million ($9.6 million after tax effect) gain on the sale of intellectual property.

(2) 2011 adjusted results presented above exclude $9.1 million ($6.2 million after tax effect) of non-cash stock-based compensation expense. The 2011 adjusted results presented above also exclude $12.9 million ($7.8 million after tax effect) of charges related to our Deferred Prosecution Agreement, $4.1 million ($2.5 million after tax) of transaction costs and non-cash deferred financing fees associated with the 2.625% Convertible Senior Notes tender offer, $16.9 million ($10.7 million after tax) of restructuring charges associated with our cost restructuring plan, $2.0 million ($1.3 million after tax) of expenses associated with settlement of certain employment matters and the hiring of a new chief executive officer, $13.2 million ($8.5 million after tax) related for management's estimate of our total liability for claims associated with previous and estimated future fractures of our titanium PROFEMUR® long neck in North America, $32,000 ($20,000 after tax effect) of non-cash inventory step-up amortization. In addition, the 2011 adjusted net income results exclude a $1.0 million tax provision to record an estimated IRS audit liability.

(3) 2010 adjusted results presented above exclude $13.2 million ($8.8 million after tax effect) of non-cash stock-based compensation expense. The 2010 adjusted results presented above also exclude $10.9 million ($8.6 million after tax effect) of charges related to our U.S. government inquiries and our independent monitor, and $919,000 ($543,000 after tax effect) of restructuring charges associated with the closure of our Toulon, France operations and Creteil, France operations.

(4) 2009 adjusted results presented above exclude $13.2 million ($9.3 million after tax effect) of non-cash stock-based compensation expense. The 2009 adjusted results presented above also exclude $7.8 million ($5.1 million after tax effect) of charges related to our U.S. government inquiries, $3.5 million ($275,000 after tax effect) of restructuring charges associated with the closure of our Toulon, France operations and Creteil, France operations, $2.6 million write off of the cumulative translation adjustment balances from certain subsidiaries following the substantially complete liquidation of these entities, $5.6 million ($3.8 million after tax effect) provision recorded in 2009 for potential losses related to the trade receivable balance of our stocking distributor in Turkey, and $70,000 ($43,000 after tax effect) of acquisition-related inventory step-up amortization.

(5) 2008 adjusted results presented above exclude $13.5 million ($9.8 million after tax effect) of non-cash stock-based compensation expense, $11.2 million tax provision associated with the write-off of net operating losses in France, $7.6 million ($4.7 million after tax effect) of charges related to our U.S. government inquiries, $6.7 million ($3.3 million after tax effect) of restructuring charges associated with the closure of our Toulon, France operations, $2.6 million ($1.6 million after tax effect) for charges relating to an unfavorable appellate court decision (including interest), $2.5 million of acquired in-process research and development costs, and $113,000 ($69,000 after tax effect) of acquisition-related inventory step-up amortization.

" ... We are a much different company than we were one year ago, and we have an opportunity to drive significant improvement again this year ... "

Robert J. Palmisano, President and Chief Executive Officer

To our valued shareholders, customers, and employees:

In my letter to you last year, I said we had the elements in place to achieve greater success than the company has ever experienced. These elements included three strategic priorities for our company: growing our foot and ankle business at well above market growth rates, running a focused and efficient OrthoRecon business, and generating cash. I also outlined several important Vital Few initiatives to transform our business and maximize the opportunities we have.

This year, I'm very pleased to share with you that we have made significant progress in putting these elements into motion to transform our business and deliver significant shareholder return.

Our performance during 2012 reflects strong implementation of the changes we are making to our business, and our solid execution of the Vital Few initiatives that we identified enabled us to exit the year with strong momentum for 2013 and beyond.

Foot & Ankle YOY Quarterly Growth
(global constant currency)


20%
14%
13%
11%
7%
Q412

Free Cash Flow
in millions ($)


$49.5
$34.6
$24.2
$14.5
09
10
11
12

2012 results

At the beginning of 2012, we indicated that the transformational changes I mentioned above would negatively impact our short-term financial results, but that taking these steps now would enable us to transform our company into a high-growth, high-margin, high-cash generating business in the future. In fact, we already see signs of this occurring.

Net sales for the year totaled $483.8 million and adjusted earnings per share, including stock-based expense, were $0.23 per diluted share. We had excellent results on our two key financial metrics for 2012 as we significantly increased our foot and ankle growth rate to 20% in the fourth quarter of 2012 and more than tripled free cash flow for the year to $49.5 million by reducing inventories, capital expenditures and working capital.

In 2012, we also exited our Deferred Prosecution Agreement. We are now in our Corporate Integrity Agreement period, and compliance will remain a top priority for our company as we continue to execute an effective and efficient compliance system that promotes the highest standards of ethical and legal conduct in all of the markets that we serve.

Other significant accomplishments in 2012 included converting our U.S.foot and ankle sales force to 80% direct representation and driving sales productivity gains, introducing new products, and increasing our medical education programs. In addition, we completed a successful convertible debt offering to re-capitalize the company and announced the transaction to acquire BioMimetic Therapeutics, Inc. These steps, combined with a three-point plan I will outline here, create a solid foundation for growth.

Well positioned in two large markets

Wright Medical participates in two large markets: Extremities and OrthoRecon.

Extremities. In the Extremities market, we focus primarily on hardware and biologics for the lower extremity: the foot and ankle. The global Extremities market is about $3.5 billion, and we are the recognized leader in the $1.1 billion foot and ankle segment. The dynamics of this business are quite good, and we see it growing at eight to 10 percent annually. Right now, this is an under penetrated market that is primarily in the U.S., and there is significant opportunity for international expansion. Currently, Extremities represents about 45 percent of our total revenues.

OrthoRecon. In this market our focus is in hip and knee orthopaedic reconstruction, also called OrthoRecon. With approximately $13 billion in annual global revenues, it's a very large market, and Wright Medical is considered a small to midsize company within it. We are predicting flat or very low single-digit growth for this market; however, we believe we can drive meaningful efficiencies and cash flows from this portion of our business. Right now, our OrthoRecon business is primarily international and comprises about 55 percent of our revenues.

We began 2012 with a plan to provide better visibility and focus on driving the performance of our two businesses. In the first half of 2012, we financially separated the Extremities and OrthoRecon businesses, and in the fourth quarter of 2012 we separated these businesses operationally. We now have two division presidents focused on driving the performance of each of these businesses.

A three-point plan to transform the company

Early last year, our senior management team completed a disciplined, data-driven process to determine the projects that have the most leverage and how to best win in our ongoing key product categories of Extremities and OrthoRecon. The outcome of this process was a three-point plan we are currently executing to accelerate growth in our foot and ankle business, build an efficient and growing global OrthoRecon business, and increase cash generation.

1. Accelerate growth in our foot and ankle business.

Our global foot and ankle growth accelerated for four consecutive quarters in 2012, resulting in 20% constant currency growth that was well ahead of our expectations. This performance underscores the positive progress we are making in our foot and ankle business by leveraging our large, direct sales organization, introducing new products, driving productivity gains, and increasing our medical education programs.

Some 7,500 foot and ankle specialists in the U.S. perform more than 400 different types of surgical procedures. Our comprehensive portfolio, backed by strong R&D, includes a product line so complete that surgeons can meet the vast majority of their core needs with our products. This is a market that's open to innovation and new product development, areas in which Wright excels.

During 2012, we added to our extensive product line with several new products, including our next generation ORTHOLOC® 3Di and CLAW® II Plating Systems for foot reconstruction. We are optimistic that these products, along with other planned new product launches for 2013, will be key to further accelerating growth in our foot and ankle business. In addition, we have added a new biologic – Augment® Bone Graft – that is part of the breakthrough product portfolio from our recently completed acquisition of BioMimetic Therapeutics. Augment® Bone Graft has a PMA application pending before the FDA, and is not presently available for sale in the United States. If approved, Augment® Bone Graft will be the first clinically-proven protein therapeutic to come to the U.S. orthopaedic market in a decade. Augment® Bone Graft is currently available for sale as an alternative to autograft in Canada for foot and ankle fusion indications and in Australia and New Zealand for hindfoot and ankle fusion indications.

Excellent medical education is critical to our goal of driving adoption of new technologies in the foot and ankle market, and we substantially increased our investment in medical education throughout the year. During 2012, we trained approximately 2,000 surgeons, considerably more than the 600 we trained in 2011 and well ahead of our goal of training 1,200 physicians.

We are also working to improve sales force productivity. In 2011, our productivity rates on a per sales rep basis in our U.S. foot and ankle business was about $600,000 per rep. Our productivity significantly improved during 2012, and now stands at about $700,000 per rep. To increase sales productivity throughout 2013, we have a clear plan to increase selling effectiveness through improved rep training, disciplined sales management and aligned compensation plans. Additionally, we will decrease the amount of time spent on non-revenue generating activities, such as managing inventory. We have often stated that our goal is to increase annual productivity to over $1 million per rep over time. At this point, we believe we can reach that level in 2014; over time we believe we can reach a level meaningfully above the current goal of $1 million per rep.

In addition to increasing sales rep productivity, we believe that our large, direct foot and ankle sales organization will enable more efficient inventory management and improved pricing processes. Finally, we are actively developing international markets for our foot and ankle products.

2. Build a growing, global OrthoRecon business.

We believe our new divisional focus and organizational structure provides us with excellent opportunities to build a growing, global OrthoRecon business. We have multiple initiatives that are driving improved efficiency and cash flow in OrthoRecon. We also believe our more targeted R&D projects and product line optimization will help us maintain our position in this market. Our main focus from a product development standpoint is continued expansion and completion of products such as our

2012 Key Accomplishments

- Demonstrated ability to grow Foot & Ankle well above market growth rates
- Successfully converted a major portion of U.S. Foot & Ankle territories to direct sales representation
- Increased Foot & Ankle medical education ~2,000 U.S. physicians trained in 2012, surpassing goal of 1,200
- Launched nine new Foot & Ankle products
- Worked toward building a growing, global, cash-generating OrthoRecon business
- Reduced inventories, capex and working capital to significantly increase cash generation (free cash flow of $49.5M in 2012 vs. $14.5M in 2011)
- Implemented new organizational structure to support continued transformation of company's business to 60% Extremities-Biologics / 40% OrthoRecon
- Successfully exited Deferred Prosecution Agreement (DPA)
- Completed a successful convertible debt offering
- Announced acquisition of BioMimetic Therapeutics, Inc.

" ... Our transformation has begun – and it is working ..."

EVOLUTION® Knee platform, targeted enhancements to our hip portfolio, such as the SUPERPATH™ Fast Recovery Hip Technique, and additional hip stem options, all of which can make a real difference to patients.

We have also refined and targeted our sales and marketing, improved our inventory management, and streamlined our international distribution network. Through these steps, I am confident that we will be able to work toward building a growing, global OrthoRecon business that delivers exceptional levels of customer satisfaction and generates cash while generating market rates of growth as we exit 2013.

3. Deliver sustained, strong cash flow and improve profitability. Another transformational change to the business is our breakthrough plan to reduce inventory and generate approximately $100 million of cash over four years. With the first year of this initiative now complete, I am pleased to report that we are well ahead of our plans, having generated over $30 million of cash by disposing of inactive inventory, optimizing new product builds, and identifying opportunities to redeploy under-utilized inventory and instrumentation to generate additional growth.

In 2013 and beyond, we plan to further reduce inventory locations, fully implement a regional hub system in the U.S., and significantly reduce the time sales reps spend managing inventory. We are also beginning efforts to improve our gross margins as the positive impact of the inventory project improves our demand visibility. We are in the early stages of developing our plan, but we believe by improving our processes, we can reduce manufacturing costs and improve pricing that will increase gross margins by 100 to 150 basis points per year for three to four years.

International markets will fuel growth across both of our businesses

There are huge opportunities for both our Extremities and Ortho-Recon businesses internationally.

Europe/Middle East/Asia. We intend to defend our core OrthoRecon business with further development in selected markets and drive rapid growth in foot and ankle.

Japan. Japan is our single largest international market. We believe we can improve the execution of our OrthoRecon business in this important market. We are already seeing early success from the launch of the EVOLUTION® Medial-Pivot Knee and DYNASTY® BIOFOAM® Cup that occurred early in the fourth quarter of 2012. We plan to aggressively drive these key products and anticipate that they will return our business to performance levels in 2013 that are in line with our long-term expectations.

Other International. We are actively shifting inventory to key markets to support growth, developing new markets in China, India, Brazil, and Argentina; and developing emerging Foot and Ankle market opportunities. We have also enhanced our organization and regional leadership to better position our company to be a focused, growth-oriented operation in these international markets.

BioMimetic further accelerates growth opportunities in Extremities business

On March 1, 2013, we completed our acquisition of BioMimetic Therapeutics, Inc., which is focused on developing regenerative medicine products to promote the healing of musculoskeletal injuries and disease. This acquisition adds a breakthrough biologics platform, pipeline and unique solution for hindfoot and ankle fusions – Augment® Bone Graft. Augment® Bone Graft has a PMA application pending before the FDA, and is not presently available for sale in the United States. If approved, Augment® Bone Graft can leverage the distribution capabilities of our dedicated foot and ankle sales organization and physician training capabilities and help accelerate the transformation of our business to 60 percent Extremities and 40 percent OrthoRecon over time. If approved, it will represent an opportunity of approximately $300 million in the U.S. market alone to treat hindfoot and ankle fusions. We anticipate a decision from FDA between April 2013 and January 2014.

Our transformation has begun and it is working

We are very pleased with the results and the progress on our transformational initiatives that we have made over the last year. During 2012, these initiatives produced immediate breakthrough improvement in foot and ankle growth and cash flow. As we move into 2013, we are building on the momentum with new projects to increase sales productivity, improve gross margins, and build a growing, global OrthoRecon business.

There is reason for great optimism as we continue with this transformation. We're building on two strong platforms. We are a much different company than we were one year ago, and we have an opportunity to drive significant improvement again this year. We have innovative products. We have the right team and elements in place that we believe will enable us to become a high-growth, high-margin company. We have both a clear goal and a clear ability to improve our performance as our strategy gains traction. This outlook, combined with the potential impact of the BioMimetic acquisition, makes us very optimistic about our ability to drive significant revenue and earnings growth in 2014 and beyond.

On behalf of all of us at Wright Medical, I'd like to thank you for your ongoing support and trust. This is an exciting time for us. We are putting a great deal of effort into becoming a company that is at the forefront of our specialized orthopaedic markets – a company that offers innovative products for physicians, rewarding work for employees, and excellent returns for shareholders.

Sincerely yours,



Robert J. Palmisano
President and Chief Executive Officer

table of contents

This Annual Report may contain "forward-looking statements" as defined under U.S. federal securities laws. These statements reflect management's current knowledge, assumptions, beliefs, estimates, and expectations and express management's current view of future performance, results, and trends. Forward looking statements may be identified by their use of terms such as anticipate, believe, could, estimate, expect, intend, may, plan, predict, project, will, and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-looking statements. The reader should not place undue reliance on forward-looking statements. Such statements are made as of the date of this Annual Report, and we undertake no obligation to update such statements after this date. Risks and uncertainties that could cause our actual results to materially differ from those described in forward-looking statements are discussed in our filings with the Securities and Exchange Commission (including those described in Item 1A of this Annual Report on Form 10-K. By way of example and without implied limitation, such risks and uncertainties include:

- future actions of the SEC, the United States Attorney's office, the FDA, the Department of Health and Human Services or other U.S. or foreign government authorities that could delay, limit or suspend our development, manufacturing, commercialization and sale of products, or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities;
- failure to consummate our acquisition of BioMimetic Therapeutics, Inc. or failure or delay in obtaining FDA and other regulatory approvals for BioMimetic products after such acquisition, or any other failure or delay in obtaining FDA or other regulatory approvals for our products;
- any actual or alleged breach of the Corporate Integrity Agreement to which we are subject through September 2015, which could expose us to significant liability, including exclusion from Medicare, Medicaid and other federal healthcare programs, potential criminal prosecution, and civil and criminal fines or penalties;
- new product liability claims;
- adverse outcomes in existing product liability litigation;
- inadequate insurance coverage;
- the possibility of private securities litigation or shareholder derivative suits;
- demand for and market acceptance of our new and existing products;
- recently enacted healthcare laws and changes in product reimbursements which could generate downward pressure on our product pricing;
- potentially burdensome tax measures;
- lack of suitable business development opportunities;
- product quality or patient safety issues;
- challenges to our intellectual property rights;
- geographic and product mix impact on our sales;
- our inability to retain key sales representatives, independent distributors and other personnel or to attract new talent;
- inventory reductions or fluctuations in buying patterns by wholesalers or distributors;
- inability to realize the anticipated benefits of restructuring initiatives;
- negative impact of the commercial and credit environment on us, our customers and our suppliers; and
- the potentially negative effect of our ongoing compliance enhancements on our relationships with customers and on our ability to deliver timely and effective medical education, clinical studies, and new products.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations (MD&A) describes the principal factors affecting the results of our operations, financial condition, and changes in financial condition, as well as our critical accounting estimates. MD&A is organized as follows:

Executive Overview

Company Description. We are a global orthopaedic medical device company operating as two reportable business segments based on the two primary markets that we operate within: Extremities and OrthoRecon. We specialize in the design, manufacture and marketing of devices and biologic products for extremity, hip, and knee repair and reconstruction.

Our Extremities segment includes products that are used primarily in foot and ankle repair, upper extremity products, and biologics products, which are used to replace damaged or diseased bone, to stimulate bone growth and to provide other biological solutions for surgeons and their patients. Extremity hardware includes implants and other devices to replace or reconstruct injured or diseased joints and bones of the foot, ankle, hand, wrist, elbow and shoulder, which we generally refer to as either foot and ankle or upper extremity products. We are a leading provider of surgical solutions for the foot and ankle market. Our extensive foot and ankle product portfolio, our approximately 200 specialized foot and ankle sales representatives, and our increasing level of training of foot and ankle surgeons has resulted in our being a recognized leader in the foot and ankle market. Biologics are used to repair or replace damaged or diseased bone, to stimulate bone growth and to provide other biological solutions for surgeons and their patients.

Our OrthoRecon segment includes products that are used primarily to replace or repair knee, hip and bones that have deteriorated or have been damaged through disease or injury. Reconstructive devices are used to replace or repair knee, hip and other joints and bones that have deteriorated or been damaged through disease or injury.

We have been in business for over 60 years and have built a well-known and respected brand name.

Our corporate headquarters and U.S. operations are located in Arlington, Tennessee, where we conduct research and development, sales and marketing administration, manufacturing, warehousing and administrative activities. Our U.S. sales accounted for 57% of total revenue in 2012. Outside the U.S., we have distribution and administrative facilities in Amsterdam, the Netherlands, and sales and distribution offices in Canada, Japan and throughout Europe. As of December 31, 2012, through a combination of our direct sales offices and approximately 80 stocking distribution partners, we have approximately 750 international sales representatives that sell our products in approximately 60 countries.

Principal Products. We primarily sell devices and biologic products for extremity, hip, and knee repair and reconstruction. We specialize in extremity and biologic products used by extremity focused surgeon specialists for the reconstruction, trauma and arthroscopy markets. Our biologics sales encompass a broad portfolio of products designed to stimulate and augment the natural regenerative capabilities of the human body. We also sell orthopaedic products not considered to be part of our knee, hip, extremity or biologic product lines.

Our extremities product line includes products for both the foot and ankle and the upper extremity markets. Our principal foot and ankle portfolio includes the INBONE™ total ankle system, the CLAW® II Polyaxial Compression Plating System, the ORTHOLOC™ 3Di Reconstruction Plating System, the PRO-TOE® VO Hammertoe System, the DARCO® family of locked plating systems, the VALOR™ ankle fusion nail system, and the Swanson line of toe joint replacement products. Our upper extremity portfolio includes the MICRONAIL® intramedullary wrist fracture repair system, the EVOLVE® radial head prosthesis for elbow fractures, the RAYHACK® osteotomy system, and the EVOLVE® Elbow Plating System.

Our biologic products focus on biological musculoskeletal repair and include synthetic and human tissue-based materials. Our principal biologic products include the GRAFTJACKET® line of soft tissue repair and containment membranes, the ALLOMATRIX® line of injectable tissue-based bone graft substitutes, the PRO-DENSE® injectable regenerative graft, the OSTEOSET® synthetic bone graft substitute, and the PRO-STIM™ injectable inductive graft.

Our knee reconstruction products position us well in the areas of total knee reconstruction, revision replacement implants and limb preservation products. Our principal knee products are the EVOLUTION™ Medial-Pivot Knee System, and the ADVANCE® knee system.

Our hip joint reconstruction product portfolio provides offerings in the areas of bone-conserving implants, total hip reconstruction, revision replacement implants and limb preservation. Our hip reconstruction products include the PROFEMUR® family of hip stems, and the DYNASTY™ acetabular cup system.

Significant Business Developments. Net sales declined 6% in 2012, totaling $483.8 million, compared to $512.9 million in 2011, as growth in our foot and ankle business was more than offset by declines in our other product lines.

Our 2012 domestic sales declined 7%, as a 12% increase in our U.S. foot and ankle sales was more than offset by a 15% decline in our OrthoRecon segment, which was negatively affected by customer losses associated with distributor transitions and challenges associated with implementing enhancements to our compliance processes. In addition, our U.S. biologics sales decreased 16% due in part to the impact of our 2011 agreement with Kinetic Concepts, Inc. (KCI) where we licensed our GRAFTJACKET® brand to KCI for exclusive use in wound markets, which precluded us from marketing our GRAFTJACKET® products in the wound care field beginning July 1, 2011.

Our international sales decreased by 4% during 2012 as compared to 2011 driven primarily by pricing decreases in Japan and unfavorable foreign currency exchange rates.

In 2012, net income totaled $5.3 million, compared to a net loss of $5.1 million in 2011. Items favorably impacting net income in 2012 as compared to 2011 included:

- a $15.3 million ($9.7 million net of taxes) decrease in restructuring charges;
- a $15.0 million ($9.6 million net of taxes) gain on the sale of certain internally-developed intellectual property recognized during 2012;
- a $13.2 million ($8.5 million net of taxes) provision for product liability associated with modular necks recognized during 2011; and
- a $6.3 million ($3.6 million net of taxes) decrease in expenses associated with the deferred prosecution agreement and U.S. governmental inquiries.

Items unfavorably impacting net income in 2012 included:

- charges of $4.1 million ($2.6 million net of taxes) associated with transitioning a major portion of our U.S. independent distributor foot and ankle territories to direct employee sales representation;
- charges of $8.4 million ($5.2 million net of taxes) associated with the issuance of our 2017 Convertible Senior Notes and termination of our amended and restated revolving credit agreement (Senior Credit Facility); and
- decreased profitability in our OrthoRecon segment, primarily driven by sales declines.

During 2012, we converted a major portion of our U.S. foot and ankle distributor territories to direct sales representation. We believe this increase in U.S. direct foot and ankle sales representation, coupled with our large and growing product portfolio and increased investment in medical education, will enable us to continue improving our growth rates in foot and ankle. In conjunction with our U.S. foot and ankle sales force conversions, we entered into agreements with certain distributors, which included non-compete clauses. As a result, we recorded $9.3 million of non-compete intangible assets and recognized $3.0 million of associated amortization expenses. Additionally we recorded $1.0 million of expenses related to this conversion during 2012. We will recognize amortization expense related to these conversions over the next two years, which will have a negative impact on our profitability.

In August 2012, we issued $300 million of 2.000% Convertible Senior Notes (2017 Notes), which generated net proceeds of $290.8 million. We used $130 million of the proceeds from the issuance of the 2017 Notes to repay the $150 million under a delayed draw term loan (Term Loan) under our Senior Credit Facility and to terminate the Senior Credit Facility. In connection with the offering of the 2017 Notes, we entered into convertible note hedging transactions with three counterparties (the Option Counterparties). We also entered into warrant transactions in which we sold warrants for an aggregate of 11.8 million shares of our common stock to the Option Counterparties. We paid the Option Counterparties approximately $56.2 million for the convertible note hedge and received approximately $34.6 million from the Option Counterparties for the warrants. See Notes 8 and 10 for additional information regarding these transactions.

We used $25.3 million of the proceeds from the issuance of the 2017 Notes to repurchase a portion of outstanding principal of our 2014 Convertible Senior Notes (2014 Notes). As of December 31, 2012, $3.8 million aggregate principal amount of the 2014 Notes remain outstanding.

Our Deferred Prosecution Agreement (DPA) expired on September 29, 2012. On October 5, 2012, we received notice that the United States Attorney's Office (USAO) dismissed the pending criminal complaint filed in September 2010 against us. Upon the expiration of the DPA, our amended Corporate Integrity Agreement (CIA) became effective. See additional discussion of our DPA and CIA in *Significant Industry Factors*.

In November 2012, we announced that Pascal E.R. Girin was named Executive Vice President and Chief Operating Officer. Mr. Girin has global responsibility for our Extremities and OrthoRecon businesses, and Clinical, Regulatory and Quality. In addition, we announced a new divisional structure, whereby we created an Extremities division and an OrthoRecon division. Eric Stookey, formerly our Chief Commercial Officer, was promoted to President of our Extremities division and Ted Davis, formerly our Senior Vice President of Corporate Development, was promoted to President of our OrthoRecon division.

In November 2012, we announced that we entered into a definitive agreement with BioMimetic for a business combination of Wright and BioMimetic. BioMimetic is focused on developing regenerative medicine products to promote the healing of musculoskeletal injuries and diseases with a novel protein therapeutic product, Augment® Bone Graft, under late stage FDA review as a replacement for autologous bone graft in foot and ankle fusions. The transaction will combine BioMimetic's breakthrough biologics platform and pipeline with our established sales force and product portfolio, to further accelerate growth in our Extremities business. Under the terms of the agreement, the transaction has a total potential value for BioMimetic shareholders of $380 million, based on our closing stock price on November 16, 2012, including an upfront payment of $1.50 in cash and 0.2482 shares of Wright common stock per share of BioMimetic stock, valued at approximately $190 million. Each BioMimetic share will also receive one tradable Contingent Value Right (CVR), which entitles its holder to receive additional cash payments of up to $6.50 per share, which are payable upon receipt of FDA approval of Augment® Bone Graft and upon achieving certain revenue milestones. We expect the transaction to close in the first quarter of 2013, subject to customary closing conditions, including BioMimetic shareholder approval. A BioMimetic shareholder vote is scheduled for February 26, 2013.

Opportunities and Challenges. We believe that we have an opportunity to transform our business to increase our foot and ankle revenue growth rates, stabilize our OrthoRecon business, and increase our cash generation through significant reduction of our inventories. We made changes in 2012 to realize these opportunities, including aggressively converting a portion of our U.S. independent distributor foot and ankle territories to direct sales representation, substantially increasing our investment in foot and ankle medical education to drive market adoption of new products and technologies, and implementing steps to significantly reduce inventories over the next several years. As a result, our foot and ankle business grew 14% compared to 2011 and we generated $49.5 million of free cash flow during 2012. As we move into 2013, we expect to build on this momentum with new initiatives to increase sales productivity by reducing non-revenue generating activities, improve gross margins and stabilize our OrthoRecon business.

Our U.S. OrthoRecon business will continue to be unfavorably affected by the full-year impact of customer losses and revenue dis-synergies associated with our U.S. foot and ankle sales force conversion in 2012. Our international OrthoRecon businesses will be negatively impacted by the full-year impact of Japan pricing declines.

Beginning in 2013, we will be subject to a 2.3% excise tax on U.S. sales of medical devices, as prescribed in the Affordable Care Act. This tax will have a negative impact on our profitability.

Significant Industry Factors. Our industry is affected by numerous competitive, regulatory, and other significant factors. The growth of our business relies on our ability to continue to develop new products and innovative technologies, obtain regulatory clearance and compliance for our products, protect the proprietary technology of our products and our manufacturing processes, manufacture our products cost-effectively, respond to competitive pressures specific to each of our geographic markets, including our ability to enforce non-compete agreements, and successfully market and distribute our products in a profitable manner. We, and the entire industry, are subject to extensive governmental regulation, primarily by the FDA. Failure to comply with regulatory requirements could have a material adverse effect on our business. Additionally, our industry is highly competitive and has recently experienced increased pricing pressures, specifically in the areas of reconstructive joint devices.

In December 2007, we received a subpoena from the United States Department of Justice (DOJ) through the United States Attorney's Office for the District of New Jersey (USAO) requesting documents for the period January 1998 through the present related to any consulting and professional service agreements with orthopaedic surgeons in connection with hip or knee joint replacement procedures or products. This subpoena was served shortly after several of our knee and hip competitors agreed with the DOJ to resolutions of similar investigations.

On September 29, 2010, WMT, entered into a 12-month Deferred Prosecution Agreement (DPA) with the USAO and a Civil Settlement Agreement (CSA) with the United States. Under the DPA, the USAO filed a criminal complaint in the United States District Court for the District of New Jersey charging WMT with conspiracy to commit violations of the Anti-Kickback Statute (42 U.S.C. § 1320a-7b) during the years 2002 through 2007. The court deferred prosecution of the criminal complaint during the term of the DPA and the USAO agreed that if WMT complied with the DPA's provisions, the USAO would seek dismissal of the criminal complaint.

Pursuant to the CSA, WMT settled civil and administrative claims relating to the matter for a payment of $7.9 million without any admission by WMT. In conjunction with the CSA, WMT also entered into a five year Corporate Integrity Agreement (CIA) with the Office of the Inspector General of the United States Department of Health and Human Services (OIG-HHS). Pursuant to the DPA, an independent monitor reviewed and evaluated WMT's compliance with its obligations under the DPA. The DPA and the CIA were filed as Exhibits 10.3 and 10.2, respectively, to our current report on Form 8-K filed on September 30, 2010. The DPA was also posted to our website. Each of the DPA and the CIA could be modified by mutual consent of the parties thereto.

On September 15, 2011, WMT reached an agreement with the USAO and the OIG-HHS under which WMT voluntarily agreed to extend the term of its DPA for 12 months, to September 29, 2012. On September 15, 2011, WMT also agreed with the OIG-HHS to an amendment to the CIA under which certain of WMT's substantive obligations under the CIA would begin on September 29, 2012, when the amended DPA monitoring period expired. The term of the CIA has not changed, and will expire as previously provided on September 29, 2015.

On October 4, 2012, the USAO issued a press release announcing that the amended DPA had expired on September 29, 2012, that it had moved to dismiss the criminal complaint against WMT because WMT had fully complied with the terms of the DPA, and that the Court had ordered dismissal of the complaint on October 4, 2012.

The DPA imposed, and the CIA continues to impose, certain obligations on WMT to maintain compliance with U.S. healthcare laws, regulations and other requirements. Our failure to do so could expose us to significant liability including, but not limited to, exclusion from federal healthcare program participation, including Medicaid and Medicare, which would have a material adverse effect on our financial condition, results of operations and cash flows, potential prosecution, civil and criminal fines or penalties, and additional litigation cost and expense.

In addition to the USAO and OIG-HHS, other governmental agencies, including state authorities, could conduct investigations or institute proceedings that are not precluded by the terms of the settlements reflected in the DPA and the CIA. In addition, the settlement with the USAO and OIG-HHS could increase our exposure to lawsuits by potential whistleblowers, including under the federal false claims acts, based on new theories or allegations arising from the allegations made by the USAO. The costs of defending or resolving any such investigations or proceedings could have a material adverse effect on our financial condition, results of operations and cash flows.

The successful implementation of our enhanced compliance program requires the full and sustained cooperation of our employees, distributors, and sales agents as well as the healthcare professionals with whom they interact. These efforts may require increased expenses and additional investments. We may also encounter inefficiencies in the implementation of our new compliance enhancements, including delays in medical education, research and development projects, and clinical studies, which may unfavorably impact our business and our relationships with customers.

A detailed discussion of these and other factors is provided in "Risk Factors."

We market metal-on-metal hip (MoM) arthroplasty systems. On June 27 and June 28, 2012, FDA's Orthopaedic and Rehabilitation Devices Panel of the Medical Devices Advisory Committee met and discussed the safety and effectiveness of MoM hip arthroplasty systems. FDA sought expert scientific and clinical opinion on the risks and benefits of MoM hip arthroplasty systems from the Committee and the public. In January 2013, the FDA proposed a new regulation requiring that all MoM hip implants undergo the full PMA process, with supportive clinical data. This regulation applies to currently marketed devices, as well as those entering the market for the first time. FDA has not provided a date for final implementation and enforcement of this new requirement.

Results of Operations

Comparison of the year ended December 31, 2012 to the year ended December 31, 2011

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands) and as percentages of net sales:

	Year Ended December 31,			
	2012		2011	
	Amount	% of Sales	Amount	% of Sales
Net sales	$ 483,776	100.0%	$ 512,947	100.0%
Cost of sales[1]	149,978	31.0%	156,906	30.6%
Cost of sales - restructuring	435	0.1%	2,471	0.5%
Gross profit	333,363	68.9%	353,570	68.9%
Operating expenses:				
Selling, general and administrative[1]	290,261	60.0%	301,588	58.8%
Research and development[1]	27,033	5.6%	30,114	5.9%
Amortization of intangible assets	5,772	1.2%	2,870	0.6%
Gain on sale of intellectual property	(15,000)	(3.1)%	—	—
Restructuring charges	1,153	0.2%	14,405	2.8%
Total operating expenses	309,219	63.9%	348,977	68.0%
Operating income	24,144	5.0%	4,593	0.9%
Interest expense, net	10,188	2.1%	6,529	1.3%
Other expense, net	5,395	1.1%	4,719	0.9%
Income (loss) before income taxes	8,561	1.8%	(6,655)	(1.3)%
Provision (benefit) for income taxes	3,277	0.7%	(1,512)	(0.3)%
Net income (loss)	$ 5,284	1.1%	$ (5,143)	(1.0)%

[1]These line items include the following amounts of non-cash, stock-based compensation expense for the periods indicated:

	Year Ended December 31,			
	2012	% of Sales	2011	% of Sales
Cost of sales	$ 1,401	0.3%	$ 1,412	0.3%
Selling, general and administrative	8,898	1.8%	7,028	1.4%
Research and development	675	0.1%	668	0.1%

The following table sets forth our net sales by product line for the periods indicated (in thousands) and the percentage of year-over-year change:

	Year Ended December 31,		
	2012	2011	% Change
OrthoRecon			
Hip	$ 150,550	$ 173,201	(13.1)%
Knees	114,896	123,988	(7.3)%
Other	4,225	5,005	(15.6)%
Total OrthoRecon	269,671	302,194	(10.8)%
Extremities			
Foot and Ankle	122,897	107,734	14.1%
Upper Extremity	24,977	27,742	(10.0)%
Biologics	60,495	69,409	(12.8)%
Other	5,736	5,868	(2.2)%
Total Extremities	214,105	210,753	1.6%
Total Sales	$ 483,776	$ 512,947	(5.7)%

The following table presents net sales by geographic area (in thousands) and the percentage of year-over-year change:

	Year Ended December 31,		
	2012	2011	% Change
Geographic			
Domestic	$ 275,686	$ 295,943	(6.8)%
International	208,090	217,004	(4.1)%
Total Sales	$ 483,776	$ 512,947	(5.7)%

Net sales. Net sales totaled $483.8 million in 2012, compared to $512.9 million in 2011, representing a 6% decline. U.S. net sales totaled $275.7 million in 2012, a 7% decline from $295.9 million in 2011, representing approximately 57% of total net sales in 2012 and 58% of total net sales in 2011. Our international net sales totaled $208.1 million in 2012, a 4% decrease as compared to net sales of $217.0 million in 2011. Our 2012 international net sales included an unfavorable foreign currency impact of approximately $5.3 million when compared to 2011 net sales.

Extremities Segment: Net sales in our Extremities segment increased 2% to $214.1 million in 2012, from $210.8 million in 2011.

Our foot and ankle sales increased 14% to $122.9 million in 2012 from $107.7 million in 2011, driven by the success of our CLAW® II Polyaxial Compression Plating System and our ORTHOLOC™ 3Di Reconstruction Plating System, both launched in the first half of 2012, as well as the successful conversion of the majority of our foot & ankle sales force to direct representation. International foot and ankle sales grew 26%, as increased sales across all geographies were partially offset by $0.8 million of unfavorable currency exchange rates.

Upper extremity net sales decreased to $25.0 million in 2012, representing a 10% decline from 2011, driven by a 13% decline in the U.S.

Net sales of our biologics products decreased 13% to $60.5 million in 2012, compared to $69.4 million in 2011. Our U.S. biologics sales declined 16% as a result of lower sales volume due, in part, to the impact of the KCI agreement, which precluded us from marketing our GRAFTJACKET® products in the wound care field beginning July 1, 2011.

OrthoRecon Segment: Our OrthoRecon sales decreased 11% to $269.7 million in 2012 compared to $302.1 million in 2011.

Our hip product net sales totaled $150.6 million in 2012 compared to $173.2 million in 2011, representing a 13% decline. This decrease is attributable to an 18% decline in U.S. hip sales, driven primarily by a 12% decrease in sales volume as the result of customer losses. International hip sales decreased by 8% compared to 2011, driven by a 9% price decline in Japan due to lower governmental reimbursement rates, and an 8% decrease in Europe driven primarily by lower sales to our stocking distributors. In addition, international hip sales were negatively impacted by $2.7 million of unfavorable currency exchange rates.

Net sales of our knee products decreased 7% to $114.9 million in 2012 compared to $124.0 million in 2011. In the U.S., knee sales decreased 13% from 2011, due primarily to decreased sales volumes attributable to lost customers and sales dis-synergies related to the U.S. sales force conversion initiative. International knee sales were relatively flat, as an 8% increase in our European direct markets and higher sales in our international stocking distributors were offset by a 5% price decline in Japan due to lower governmental reimbursement rates and $1.3 million of unfavorable currency exchange rates.

Cost of sales. Our cost of sales as a percentage of net sales increased slightly in 2012 compared to 2011 from 30.6% to 31.0%, due to unfavorable geographic mix, unfavorable currency exchange rates, and higher manufacturing expenses, partially offset by decreased provisions for excess and obsolete inventory and favorable product mix to our foot and ankle products.

Our cost of sales and corresponding gross profit percentages can be expected to fluctuate in future periods depending upon changes in our product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses, levels of production volume and currency exchange rates.

Cost of sales - restructuring. In 2011, we recorded charges of $2.5 million for excess and obsolete inventory provisions associated with product optimization as we reduced the size of our international product portfolio. During 2012, we completed our cost restructuring recognizing an additional $0.4 million for excess and obsolete inventory provisions.

Selling, general and administrative. Our selling, general and administrative expenses as a percentage of net sales totaled 60.0% and 58.8% in 2012 and 2011, respectively. For 2012, selling, general and administrative expense included $8.9 million (1.8% of net sales) of non-cash stock-based compensation expense, $6.6 million (1.4% of net sales) of costs associated with our U.S. Government inquiries and our DPA, $1.0 million (0.2% of net sales) of costs associated with U.S. distributor conversions, and $1.8 million (0.4% of net sales) of due diligence and transaction costs associated with our pending acquisition of BioMimetic. Selling, general and administrative expense for 2011 included $7.0 million (1.4% of net sales) of non-cash stock based compensation expense, $12.9 million (2.5% of net sales) of costs associated with U.S. government inquiries and our DPA, $1.8 million (0.3% of net sales) of costs associated with certain employment matters and the hiring of a new CEO, and a charge of $13.2 million (2.6% of net sales) for management's estimate for product liability provisions. The remaining increase in selling, general and administrative expense was driven by increased sales and marketing costs as a result of our initiative to convert a substantial portion of our U.S. foot and ankle sales force to direct employees, costs associated with increased levels of medical education, and the impact of fixed general and administrative expenses in relation to lower sales. Additionally, we recognized increased cash incentive compensation as compared to 2011, when we incurred lower expense associated with cash incentive compensation, as we failed to meet most incentive compensation targets.

Research and development. Our investment in research and development activities represented 5.6% and 5.9% of net sales in 2012 and 2011, respectively. The decrease in research and development expense as a percentage of sales is primarily attributable to cost reductions resulting from our cost improvement restructuring plan initiated in the third quarter of 2011 and lower costs associated with clinical studies.

Amortization of intangible assets. Charges associated with amortization of intangible assets totaled $5.8 million in 2012, as compared to $2.9 million in 2011. During 2012, we recorded $3.0 million of amortization expense associated with distributor non-compete agreements entered into during the year. Based on the intangible assets held at December 31, 2012, we expect to amortize $6.7 million in 2012, $4.1 million in 2013, $2.3 million in 2014, $2.0 million in 2015 and $1.6 million in 2016.

Gain on Sale of Intellectual Property. During 2012, we recognized a gain of $15.0 million related to the sale of certain intellectual property associated with biomaterial used in products marketed and sold by us as bone graft substitutes. In connection with the sale, we entered into a license agreement with the purchaser pursuant to which we obtained an exclusive, worldwide, fully paid license to use the transferred intellectual property in our fields of use.

Restructuring Charges. During 2011, we recognized $14.4 million of restructuring charges within operating expenses, primarily for severance obligations and the impairment of long-lived assets. During 2012, we completed our cost restructuring recognizing $1.2 million of charges.

Interest expense, net. Interest expense, net, consists of interest expense of $10.6 million in 2012, primarily from borrowings under our 2017 Convertible Senior Notes, borrowings under the Term Loan and non-cash interest expense associated with the amortization of the discount on our 2017 Convertible Senior Notes. Interest expense, net, consists of interest expense of $7.0 million in 2011, primarily from borrowings under the Term Loan. Interest income of $0.4 million was recognized during 2012 and 2011, generated by our invested cash balances and investments in marketable securities. The amounts of interest income we realize in 2013 and beyond are subject to variability, dependent upon both the rate of invested returns we realize and the amount of excess cash balances on hand. Additionally, the amount of interest expense we incur is subject to variability dependent upon the change in London Interbank Offered Rate (LIBOR) rates and our consolidated leverage ratio.

Other expense, net. For 2012, other expense, net includes a $1.8 million loss on the early termination of an interest rate swap, $2.7 million related to the write off of deferred financing costs associated with our terminated Senior Credit Facility and the portion of our 2014 Notes that were repurchased, and a net unrealized loss of $1.1 million for mark-to-market adjustments on our derivative assets and derivative liabilities. For 2011, other expense, net includes approximately $4.1 million of expenses in 2011 for the write off of pro-rata unamortized deferred financing fees and for bank and legal fees associated with the purchase of $170.9 million aggregate principal amount of the 2014 Notes validly tendered in the 2011 tender offer.

Provision (benefit) for income taxes. We recorded tax expense of $3.3 million in 2012 and tax benefit of $1.5 million in 2011. Our effective tax rate for 2012 and 2011 was 38.3% and 22.7%, respectively. Our 2011 tax benefit included the unfavorable impact of a $1.0 million provision associated with the initial assessments from the examination of our 2008 income tax return by the Internal Revenue Service. Our effective tax rate for 2012 does not include the impact of the R&D tax credit, which was not enacted into law until January 2, 2013. Because the R&D tax credit was reinstated retroactively to the beginning of 2012, our 2013 effective tax rate will include this benefit.

Reportable Segments.

The following table sets forth, for the periods indicated, sales gross profit and operating income of our reportable segments expressed as dollar amounts (in thousands) and as a percentage of net sales:

	OrthoRecon		Extremities	
	Year Ended December 31,			
	2012	2011	2012	2011
Net Sales	$ 269,671	$ 302,194	$ 214,105	$ 210,753
Gross Profit	168,627	202,727	166,730	154,857
Gross Profit as a percent of net sales	62.5%	67.1%	77.9%	73.5%
Operating Income	$ 33,527	$ 60,895	$ 49,481	$ 46,989
Operating Income as a percent of net sales	12.4%	20.2%	23.1%	22.3%

OrthoRecon Segment: Gross profit as a percent of sales decreased to 62.5% in 2012 from 67.1% in 2011 due to unfavorable geographic mix, unfavorable currency exchange rates, and higher manufacturing expenses. Operating income as a percentage of sales decreased to 12.4% in 2012 from 20.2% in 2011, driven by the decrease in gross profit as a percent of sales, increased legal spending, and the impact of other operating expenses on lower sales.

Extremities Segment: Gross profit as a percent of sales increased to 77.9% in 2012 from 73.5% in 2011, primarily due to lower provisions for excess and obsolete inventory. Operating income as a percentage of sales increased to 23.1% in 2012 from 22.3% in 2011, as favorable gross profit was partially offset by increased investments in our direct U.S. foot and ankle sales force and medical education.

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands) and as percentages of net sales:

	Year Ended December 31,			
	2011		2010	
	Amount	% of Sales	Amount	% of Sales
Net sales	$ 512,947	100.0%	$ 518,973	100.0%
Cost of sales[1]	156,906	30.6%	$ 158,456	30.5%
Cost of sales - restructuring	2,471	0.5%	$ —	—
Gross profit	353,570	68.9%	360,517	69.5%
Operating expenses:				
Selling, general and administrative[1]	301,588	58.8%	282,413	54.4%
Research and development[1]	30,114	5.9%	37,300	7.2%
Amortization of intangible assets	2,870	0.6%	2,711	0.5%
Restructuring charges	14,405	2.8%	919	0.2%
Total operating expenses	348,977	68.0%	323,343	62.3%
Operating income	4,593	0.9%	37,174	7.2%
Interest expense, net	6,529	1.3%	6,123	1.2%
Other expense, net	4,719	0.9%	130	0.0%
(Loss) income before income taxes	(6,655)	(1.3)%	30,921	6.0%
(Benefit) provision for income taxes	(1,512)	(0.3)%	13,080	2.5%
Net income	$ (5,143)	(1.0)%	$ 17,841	3.4%

[1]These line items include the following amounts of non-cash, stock-based compensation expense for the periods indicated:

	Year Ended December 31,			
	2011	% of Sales	2010	% of Sales
Cost of sales	$ 1,412	0.3%	$ 1,301	0.3%
Selling, general and administrative	7,028	1.4%	9,924	1.9%
Research and development	668	0.1%	1,952	0.4%

The following table sets forth our net sales by product line for the periods indicated (in thousands) and the percentage of year-over-year change:

	Year Ended December 31,		
	2011	2010	% Change
OrthoRecon			
Hip	$ 173,201	$ 176,687	(2.0)%
Knees	123,988	128,854	(3.8)%
Other	5,005	4,943	1.3%
Total OrthoRecon	302,194	310,484	(2.7)%
Extremities			
Foot and Ankle	107,734	97,971	10.0%
Upper Extremity	27,742	26,519	4.6%
Biologics	69,409	79,231	(12.4)%
Other	5,868	4,768	23.1%
Total Extremities	210,753	208,489	1.1%
Total Sales	$ 512,947	$ 518,973	(1.2)%

The following table presents net sales by geographic area (in thousands) and the percentage of year-over-year change:

	Year Ended December 31,		
	2011	2010	% Change
Geographic			
Domestic	$ 295,943	309,983	(4.5)%
International	217,004	208,990	3.8%
Total Sales	$ 512,947	$ 518,973	(1.2)%

Net sales. Our U.S. net sales totaled $295.9 million in 2011 and $310.0 million in 2010, representing approximately 58% of total net sales in 2011, 60% of total net sales in 2010, and a 5% decrease in 2011 compared to 2010. Our international net sales totaled $217.0 million in 2011, a 4% increase as compared to net sales of $209.0 million in 2010. Our 2011 international net sales included a favorable foreign currency impact of approximately $10.6 million when compared to 2010 net sales. The favorable currency impact and a 7% increase in sales in Japan were partially offset by a 5% decrease in sales in Europe.

OrthoRecon sales decreased 3% compared to 2010. Our hip product net sales totaled $173.2 million in 2011, representing a 2% decrease over 2010. This decrease is attributable to a 14% decline in U.S. hip sales, driven by an 11% decline in unit sales. The remaining decrease was driven by a decline in average selling prices. International hip sales increased by 6%, attributable to a $6.4 million favorable currency impact compared to 2010. Net sales of our knee products totaled $124.0 million in 2011, representing a decrease of 4% over 2010. In the U.S., knee sales decreased 4% over 2010 due primarily to decreased average selling prices. Internationally, knee sales decreased 4% in 2011 over 2010, primarily due to lower unit sales, which was partially offset by a favorable currency impact of $2.0 million.

Our Extremities segment sales increased 1%, driven by 10% growth in our foot and ankle sales and 5% growth in upper extremity sales, offset by a 12% decrease in biologics sales. Foot and ankle growth was driven by a 9% increase in our U.S. foot and ankle business due primarily to our PRO-TOE™ VO Hammertoe Fixation System, launched in the first quarter of 2011, as well as the continued success of our INBONE™ products and our VALOR™ ankle fusion nail system, launched in the 2nd quarter of 2010. International foot and ankle sales growth of 16% was primarily due to the continued success of our DARCO plating system as well as a favorable currency exchange rates.

Net sales of our biologic products totaled $69.4 million in 2011, which declined by 12%, as compared to 2010. Our U.S. biologics sales decreased 15% compared to 2010, primarily due to the license agreement entered into with KCI during the first quarter of 2011.

Cost of sales.

Our cost of sales as a percentage of net sales increased slightly in 2011 compared to 2010 from 30.5% to 30.6% as increased provisions for excess and obsolete inventory were mostly offset by favorable manufacturing expenses and favorable currency exchange rates.

Cost of sales - restructuring.

In 2011, we recorded charges of $2.5 million (0.5% of net sales) for excess and obsolete inventory provisions associated with product optimization as we reduced the size of our international product portfolio.

Selling, general and administrative.

Our selling, general and administrative expenses as a percentage of net sales totaled 58.8% and 54.4% in 2011 and 2010, respectively. Selling, general and administrative expense for 2011 included $7.0 million of non-cash stock-based compensation expense, $12.9 million of costs associated with U.S. government inquiries and our DPA, $1.8 million of costs associated with certain employment matters and the hiring of a new CEO, and a charge of $13.2 million for management's estimate for product liability provisions. During 2010, selling, general and administrative expense included $9.9 million of non-cash stock based compensation expense and $10.9 million of costs associated with our U.S. government inquiries and our DPA. The remaining increase in selling, general and administrative expenses as percent of net sales is the result of increased spending on our global compliance efforts and legal fees, which were partially offset by decreased spending on medical education.

Research and development.

Our investment in research and development activities represented 5.9% and 7.2% of net sales in 2011 and 2010, respectively. The decrease in research and development expense as a percentage of sales is primarily attributable to decreased non-cash, stock-based compensation expenses and lower spending on research and development activities and clinical studies as we encountered certain inefficiencies associated with the implementation of our enhanced compliance program.

Amortization of intangible assets.

Charges associated with amortization of intangible assets were relatively flat as a percentage of net sales, totaling $2.9 million or 0.6% of sales in 2011, as compared to $2.7 million or 0.5% of sales in 2010.

Restructuring Charges.

During 2011, we recognized $14.4 million of restructuring charges within operating expenses, primarily for severance obligations and the impairment of long-lived assets.

Interest expense, net.

Interest expense, net, consists of interest expense of $7.0 million and $6.6 million in 2011 and 2010, respectively, primarily from borrowings under the Term Loan for 2011 under our Senior Credit Facility, and our 2014 Notes for 2010, offset by interest income of $0.4 million and $0.5 million during 2011 and 2010, respectively, generated by our invested cash balances and investments in marketable securities.

Other expense, net.

Other expense, net includes approximately $4.1 million of expenses in 2011 for the write off of pro-rata unamortized deferred financing fees and for bank and legal fees associated with the purchase of $170.9 million aggregate principal amount of the Notes validly tendered in the tender offer.

(Benefit)/Provision for income taxes.

We recorded tax benefit of $1.5 million in 2011 and tax provision of $13.1 million in 2010. Our as reported effective tax rate for 2011 and 2010 was 22.7% and 42.3% respectively. Our 2011 tax benefit included the unfavorable impact of a $1.0 million provision associated with the initial assessments from the examination of our 2008 income tax return by the Internal Revenue Service.

Reportable Segments.

The following table sets forth, for the periods indicated, sales gross profit and operating income of our reportable segments expressed as dollar amounts (in thousands) and as a percentage of net sales:

	OrthoRecon		Extremities	
	Year Ended December 31,			
	2011	2010	2011	2010
Net Sales	$ 302,194	$ 310,484	$ 210,753	$ 208,489
Gross Profit	202,727	208,552	154,857	153,266
Gross Profit as a percent of net sales	67.1%	67.2%	73.5%	73.5%
Operating Income	$ 60,895	$ 55,295	$ 46,989	$ 44,700
Operating Income as a percent of net sales	20.2%	17.8%	22.3%	21.4%

OrthoRecon: Operating income increased to $60.9 million in 2011 from $55.3 million in 2010, primarily due to lower levels of spending on research and development activities and clinical studies as we encountered certain inefficiencies associated with the implementation of our enhanced compliance program, partially offset by a decrease in profitability as a result of the sales decline.

Extremities: Extremities gross profit as a percentage of sales was flat year over year. Operating income increased to $47.0 million in 2011 compared to $44.7 million in 2010 driven by increased sales and a decrease in selling, general and administrative costs compared to 2010.

Seasonal Nature of Business

We traditionally experience lower sales volumes in the third quarter than throughout the rest of the year as many of our reconstructive products are used in elective procedures, which generally decline during the summer months, typically resulting in selling, general and administrative expenses and research and development expenses as a percentage of sales that are higher during this period than throughout the rest of the year. In addition, our first quarter selling, general and administrative expenses include additional expenses that we incur in connection with the annual meeting held by the American Academy of Orthopaedic Surgeons (AAOS) and the American College of Foot and Ankle Surgeons (ACFAS). The AAOS meeting, which is the largest orthopaedic meeting in the world, features the presentation of scientific papers and instructional courses for orthopaedic surgeons. During this three-day event, we display our most recent and innovative products for these surgeons. The ACFAS meeting, similar to AAOS, is another three-day event to display our latest innovations in the foot and ankle market.

Restructuring

On September 15, 2011, we announced plans to implement a cost restructuring plan to foster growth, enhance profitability and cash flow, and build stockholder value. We have implemented numerous initiatives to reduce spending, including streamlining select aspects of our international selling and distribution operations, reducing the size of our product portfolio, adjusting plant operations to align with our volume and mix expectations and rationalizing our research and development projects. In total, we reduced our workforce by approximately 80 employees, or 6%. We concluded our cost improvement restructuring efforts during the second quarter of 2012, however certain liabilities remain to be paid at December 31, 2012. We have realized the benefits from this restructuring within selling, general and administrative expenses and research and development expenses beginning in the fourth quarter of 2011. This favorability is being partially offset by unfavorable income tax consequences, and incremental expenses associated with senior management changes. In total, our net income will have an approximately $2 million favorable impact beginning in 2012 on an annual basis. Additionally, beginning in 2013, we expect to realize additional benefits within cost of sales, the net income impact of which is approximately $1 million annually. However, the favorable impact from our cost improvement restructuring plan in 2012 was more than offset by the additional investments we made in 2012 for the transformational changes discussed above in "Opportunities and Challenges." See Note 16 to our condensed consolidated financial statements for further discussion of our restructuring charges.

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, certain liquidity measures (in thousands):

	As of December 31,	
	2012	2011
Cash and cash equivalents	$ 320,360	$ 153,642
Short-term marketable securities	12,646	13,597
Long-term marketable securities	—	4,502
Working capital	575,713	424,543
Line of credit availability	—	42,000

Operating Activities. Cash provided by operating activities totaled $68.8 million, $61.4 million, and $73.2 million in 2012, 2011 and 2010 respectively. The increase in cash provided by operating activities in 2012 as compared to 2011 was driven by increased cash profitability and inventory reductions, partially offset by payments of approximately $10 million to buy out certain royalty agreements with health care professionals.

In 2011 compared to 2010, the decrease in cash from operating activities was primarily due to decreased profitability, primarily associated with cash paid for restructuring charges of approximately $9.9 million.

Investing Activities. Our capital expenditures totaled $19.3 million in 2012, $47.0 million in 2011, and $49.0 million in 2010. The decrease in 2012 compared to 2011 is attributable to decreased spending on surgical instrumentation as a result of our inventory and instrumentation optimization efforts, and the 2011 spending on instrumentation related to the launch of our EVOLUTION™ Medial-Pivot Knee System. In addition, 2011 included spending related to the upgrade of our enterprise resource planning system. Capital expenditures remained relatively flat in 2011 compared to 2010. Historically, our capital expenditures have consisted principally of purchased manufacturing equipment, research and testing equipment, computer systems, office furniture and equipment and surgical instruments. We expect to incur capital expenditures in 2013 of approximately $30 million for routine capital expenditures.

Financing Activities. During 2012, cash provided by financing activities totaled $98.7 million, compared to cash used in financing activities in 2011 of $30.1 million and cash used in financing activities of $0.2 million in 2010. During 2012, cash provided by financing activities consisted primarily of $300.0 million of proceeds from the issuance of our 2017 Convertible Senior Notes, offset by payments on our Term Loan of $144.4 million and $56.2 million of cash used to purchase hedge options on our 2017 Notes. During 2011, cash used in financing activities consisted of the purchase of $170.9 million of our 2014 Notes tendered in the tender offer, mostly offset by the cash proceeds from a $150 million borrowing under the Term Loan.

In 2012, we will make continued payments under our long-term capital leases, including interest, of $0.8 million.

On August 22, 2012, we issued $300 million of 2.000% Convertible Senior Notes, which generated net proceeds of $290.8 million. In connection with the offering of the 2017 Notes, we entered into convertible note hedging transactions with three counterparties. We also entered into warrant transactions in which we sold warrants for an aggregate of 11.8 million shares of our common stock to the counterparties. We paid the counterparties approximately $56.2 million for the convertible note hedge and received approximately $34.6 million from the counterparties for the warrants. See Notes 8 and 10 for additional information regarding these transactions.

In November 2007, we issued $200 million of 2.625% Convertible Senior Notes maturing on December 1, 2014. On February 10, 2011, we announced the commencement of a tender offer to purchase for cash any and all of our outstanding 2014 Notes. Upon expiration on March 11, 2011, we purchased $170.9 million aggregate principal amount of the 2014 Notes. On August 22, 2012, we purchased $25.3 million aggregate principal amount of the 2014 Notes. As of December 31, 2012, $3.8 million aggregate principal amount of the 2014 Notes remain outstanding.

On February 10, 2011, we entered into a Senior Credit Facility. In March 2011, to fund the purchase of the 2014 Notes, we borrowed $150 million under the Term Loan facility available under our Senior Credit Facility. The Term Loan bears interest at a one month LIBOR, plus a margin based on our consolidated leverage ratio as defined in the Senior Credit Facility. On August 22, 2012, we used $130 million of proceeds from the issuance of the 2017 Notes to repay the Term Loan and terminated our Senior Credit Facility.

In March 2011, we entered into an interest rate swap agreement with a notional amount of $50 million, which we designated as a cash flow hedge of the underlying variable rate obligation on our Term Loan. The swap was terminated on August 22, 2012, and we paid approximately $1.8 million for the loss on the early termination.

As of December 31, 2012, we had an immaterial amount of cash and cash equivalents held in jurisdictions outside of the U.S., which are expected to be indefinitely reinvested for continued use in foreign operations. Repatriation of these assets to the U.S. would have negative tax consequences. We do not intend to repatriate these funds.

Contractual Cash Obligations. At December 31, 2012, we had contractual cash obligations and commercial commitments as follows (in thousands):

	Payments Due by Periods				
	Total	2013	2014-2015	2016-2017	After 2017
Amounts reflected in consolidated balance sheet:					
Lease obligations[1]	$ 830	$ 811	$ 19	$ —	$ —
2017 Convertible Senior Notes[2]	300,000	—	—	300,000	—
2014 Convertible Senior Notes[3]	3,768	—	3,768	—	—
Amounts not reflected in consolidated balance sheet:					
Operating leases	18,955	9,360	8,101	1,169	325
Interest on 2017 Convertible Senior Notes[4]	28,000	6,000	12,000	10,000	—
Interest on 2014 Convertible Senior Notes[5]	190	99	91	—	—
Total contractual cash obligations	$ 351,743	$ 16,270	$ 23,979	$ 311,169	$ 325

(1) Payments include amounts representing interest.

(2) Represents long-term debt payment provided holders of the Convertible Senior Notes due 2017 do not exercise the option to convert each $1,000 note into 39.3140 shares of our common stock. Our Convertible Senior Notes are discussed further in Note 8 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

(3) Represents long-term debt payment provided holders of the Convertible Senior Notes due 2014 do not exercise the option to convert each $1,000 note into 30.6279 shares of our common stock. Our Convertible Senior Notes are discussed further in Note 8 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

(4) Represents interest on Convertible Senior Notes due 2017 payable semiannually with an annual interest rate of 2.000%.

(5) Represents interest on Convertible Senior Notes due 2014 payable semiannually with an annual interest rate of 2.625%.

The amounts reflected in the table above for capital lease obligations represent future minimum lease payments under our capital lease agreements, which are primarily for certain property and equipment. The present value of the minimum lease payments are recorded in our balance sheet at December 31, 2012. The minimum lease payments related to these leases are discussed further in Note 8 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases primarily for certain equipment and office space. Portions of these payments are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2012. These future payments are subject to foreign currency exchange rate risk. Our purchase obligations and royalty and consulting agreements are disclosed in Note 17 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

Portions of these payments are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2012. These future payments are subject to foreign currency exchange rate risk. In accordance with U.S. generally accepted accounting principles, our operating leases are not recognized in our consolidated balance sheet; however, the minimum lease payments related to these agreements are disclosed in Note 17 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

Contingent consideration of up to $400,000 may be paid related to the acquisition of certain assets associated with the EZ Concept Surgical Device Corporation (EZ Frame). The potential additional cash payments are based on the future financial performance of the acquired assets. Additionally, in accordance with the October 2011 CCI acquisition, we will pay royalties based on sales of the acquired product.

In addition to the contractual cash obligations discussed above, all of our U.S. sales and a portion of our international sales are subject to commissions based on net sales. A substantial portion of our global sales are subject to royalties earned based on product sales.

Additionally, as of December 31, 2012, we had $5.1 million of unrecognized tax benefits recorded within "Other liabilities" in our consolidated balance sheet. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on U.S. and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. We are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. Certain of these matters may not require cash settlement due to the existence of net operating loss carryforwards. Therefore, our unrecognized tax benefits are not included in the table above. See Note 11 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

Other Liquidity Information. We have funded our cash needs since 2000 through various equity and debt issuances and through cash flow from operations. Although it is difficult for us to predict our future liquidity requirements, we believe that our current cash balance of approximately $320.4 million and our marketable securities balance of $12.6 million will be sufficient for the foreseeable future to fund our working capital requirements and operations, permit anticipated capital expenditures in 2013 of approximately $30 million, and meet our contractual cash obligations in 2013, including the upfront cash payment of approximately $42 million upon the successful closing of our acquisition of BioMimetic.

Critical Accounting Estimates

All of our significant accounting policies and estimates are described in Note 2 to our consolidated financial statements contained in "Financial Statements and Supplementary Data." Certain of our more critical accounting estimates require the application of significant judgment by management in selecting the appropriate assumptions in determining the estimate. By their nature, these judgments are subject to an inherent degree of uncertainty. We develop these judgments based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in the financial statements for all periods presented. Our management has discussed the development, selection and disclosure of our most critical financial estimates with the audit committee of our board of directors and with our independent auditors. The judgments about those financial estimates are based on information available as of the date of the financial statements. Those financial estimates include:

Revenue recognition. Our revenues are primarily generated through two types of customers, hospitals and surgery centers and stocking distributors, with the majority of our revenue derived from sales to hospitals. Our products are sold through a network of employee and independent sales representatives in the U.S. and by a combination of employee sales representatives, independent sales representatives and stocking distributors outside the U.S. We record revenues from sales to hospitals and surgery centers when they take title to the product, which is generally when the product is surgically implanted in a patient.

We record revenues from sales to our stocking distributors at the time the product is shipped to the distributor. Our stocking distributors, who sell the products to their customers, take title to the products and assume all risks of ownership. Our distributors are obligated to pay us within specified terms regardless of when, if ever, they sell the products. In general, our distributors do not have any rights of return or exchange; however, in limited situations, we have repurchase agreements with certain stocking distributors. Those certain agreements require us to repurchase a specified percentage of the inventory purchased by the distributor within a specified period of time prior to the expiration of the contract. During those specified periods, we defer the applicable percentage of the sales. Approximately $0.1 million and $0.2 million of sales related to these types of agreements were deferred and not yet recognized as revenue as of December 31, 2012 and 2011, respectively.

We must make estimates of potential future product returns related to current period product revenue. To do so, we analyze our historical experience related to product returns when evaluating the adequacy of the allowance for sales returns. Judgment must be used and estimates made in connection with establishing the allowance for product returns in any accounting period. Our allowances for product returns of approximately $0.5 million and $0.5 million are included as a reduction of accounts receivable at December 31, 2012 and 2011, respectively. Should actual future returns vary significantly from our historical averages, our operating results could be affected.

In 2011, we entered into a trademark license agreement (License Agreement) with KCI Medical Resources, a subsidiary of Kinetic Concepts, Inc. (KCI). In exchange for $8.5 million, of which $5.5 million was received immediately and $3 million was received in January 2012, the License Agreement provides KCI with a non-transferable license to use our trademarks associated with our GRAFTJACKET® line of products in connection with the marketing and distribution of KCI's soft tissue graft containment products used in the wound care field, subject to certain exceptions. License revenue is being recognized over 12 years on a straight line basis.

Allowances for doubtful accounts. We experience credit losses on our accounts receivable and accordingly, we must make estimates related to the ultimate collection of our accounts receivable. Specifically, we analyze our accounts receivable, historical bad debt experience, customer concentrations, customer creditworthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts.

The majority of our accounts receivable are from hospitals, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable. Historically, we have experienced minimal bad debts from our hospital customers and more significant bad debts from certain international stocking distributors, typically as a result of specific financial difficulty or geo-political factors. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continued collection efforts.

We believe that the amount included in our allowance for doubtful accounts has been a historically appropriate estimate of the amount of accounts receivable that are ultimately not collected. While we believe that our allowance for doubtful accounts is adequate, the financial condition of our customers and the geo-political factors that impact reimbursement under individual countries' healthcare systems can change rapidly, which would necessitate additional allowances in future periods. Our allowances for doubtful accounts were $8.6 million and $8.5 million, at December 31, 2012 and 2011, respectively.

Excess and obsolete inventories. We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory on a first-in, first-out (FIFO) basis or its net realizable value. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our forecast of product demand and production requirements for the next 24 months. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, our industry is characterized by regular new product development that could result in an increase in the amount of obsolete inventory quantities on hand due to cannibalization of existing products. Also, our estimates of future product demand may prove to be inaccurate in which case we may be required to incur charges for excess and obsolete inventory. In the future, if additional inventory write-downs are required, we would recognize additional cost of goods sold at the time of such determination. Regardless of changes in our estimates of future product demand, we do not increase the value of our inventory above its adjusted cost basis. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, significant unanticipated decreases in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Charges incurred for excess and obsolete inventory were $9.3 million, $16.7 million and $9.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Goodwill and long-lived assets. We have approximately $58.1 million of goodwill recorded as a result of the acquisition of businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstances or the occurrence of events suggest that impairment exists. The annual evaluation of goodwill impairment may require the use of estimates and assumptions to determine the fair value of our reporting units using projections of future cash flows. Unless circumstances otherwise dictate, the annual impairment test is performed in the fourth quarter. As a result of our change in reportable segments during the first quarter of 2012, which also resulted in a change in reporting units for goodwill impairment measurement purposes, we performed a goodwill impairment analysis as of March 31, 2012. During the second quarter of 2012, we completed this goodwill impairment analysis and determined that the fair values of our reporting units exceeded their carrying values, indicating that goodwill had not been impaired. During the fourth quarter of 2012, we performed a qualitative assessment of goodwill for impairment and determined that it is more likely than not that the fair value of our OrthoRecon and Extremities reporting units exceeded their respective carrying values, indicating that goodwill was not impaired. As of December 31, 2012, there was goodwill of approximately $25.6 million and $32.3 million for our OrthoRecon and Extremities reporting units, respectively.

Our business is capital intensive, particularly as it relates to surgical instrumentation. We depreciate our property, plant and equipment and amortize our intangible assets based upon our estimate of the respective asset's useful life. Our estimate of the useful life of an asset requires us to make judgments about future events, such as product life cycles, new product development, product cannibalization and technological obsolescence, as well as other competitive factors beyond our control. We account for the impairment of finite, long-lived assets in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 360, *Property, Plant and Equipment* (FASB ASC 360). Accordingly, we evaluate impairments of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If we determine that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, if we determine that an asset has been impaired, an adjustment would be charged to income based on the asset's fair market value, or discounted cash flows if the fair market value is not readily determinable, reducing income in that period.

Product liability claims, product liability insurance recoveries and other litigation. Periodically, claims arise involving the use of our products. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss has been developed. As additional information becomes available, we reassess the estimated liability related to our pending claims and make revisions as necessary.

In the third quarter of 2011, as a result of an increase in the number and monetary amount of claims associated with fractures of our long PROFEMUR® titanium modular necks ("PROFEMUR® Claims"), management recorded a provision for current and future claims associated with fractures of this product. See Note 17 to our consolidated financial statements for further description of this provision. Future revisions in our estimates of the liability could materially impact our results of operation and financial position. We maintain insurance coverage that limits the severity of any single claim as well as total amounts incurred per policy year, and we believe our insurance coverage is adequate. We use the best information available to us in determining the level of accrued product liabilities, and we believe our accruals are adequate. Our accrual for PROFEMUR® Claims was $23.3 million as of both December 31, 2012 and December 31, 2011. We maintain insurance coverage, and we have therefore recorded an estimate of the probable recovery of our accrual for PROFEMUR® Claims of approximately $11.4 million and $8.4 million related to open claims as of December 31, 2012 and December 31, 2011, respectively.

Our accrual for other product liability claims was $0.6 million and $0.4 million at December 31, 2012 and December 31, 2011, respectively.

Claims for personal injury have also been made against us associated with our metal-on-metal hip products. We are currently accounting for these claims in accordance with our standard product liability accrual methodology on a case by case basis.

We have maintained product liability insurance coverage on a claims-made basis. See Note 17 to our consolidated financial statements for further description of our insurance coverage.

During the third quarter of 2012, we received a customary reservation of rights from our primary product liability insurance carrier asserting that certain present and future claims related to our CONSERVE® metal-on-metal hip products and which allege certain types of injury (hereafter "CONSERVE® Claims") would be covered under the policy year the first such claim was asserted. The effect of this coverage position would be to place CONSERVE® Claims into a single prior policy year in which applicable claims-made coverage was available, subject to the overall policy limits then in effect. Management agrees that there is insurance coverage for the CONSERVE® Claims, but has notified the carrier that at this time it disputes the carrier's selection of available policy years.

During the fourth quarter of 2012, we recorded a receivable of approximately $5.8 million for the probable insurance recovery of spending to date in excess of our aggregate retention in certain claim years. This spending primarily relates to defense and settlement costs associated with PROFEMUR® Claims and defense costs associated with CONSERVE® Claims. If our primary carrier were to assert that PROFEMUR® Claims fall under the policy year the first such claim was made, i.e., the same position as has been asserted for CONSERVE® Claims, then we would expect to recognize an additional insurance receivable and recover certain previously recorded defense and settlement costs.

We are also involved in legal proceedings involving contract, patent protection and other matters. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss can be developed.

Accounting for income taxes. Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Realization of deferred tax assets in each taxable jurisdiction is dependent on our ability to generate future taxable income sufficient to realize the benefits. Management evaluates deferred tax assets on an ongoing basis and provides valuation allowances to reduce net deferred tax assets to the amount that is more likely than not to be realized.

Our valuation allowance balances totaled $14.2 million and $14.3 million as of December 31, 2012 and 2011, respectively, due to uncertainties related to our ability to realize, before expiration, some of our deferred tax assets for both U.S. and foreign income tax purposes. These deferred tax assets primarily consist of the carryforward of certain tax basis net operating losses and general business tax credits.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), effective January 1, 2007, which requires the tax effects of an income tax position to be recognized only if they are "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date. Effective July 1, 2009, this standard was incorporated into FASB ASC Section 740, *Income Taxes*. As a multinational corporation, we are subject to taxation in many jurisdictions and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit in the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. Our liability for unrecognized tax benefits totaled $5.1 million and $3.7 million as of December 31, 2012 and 2011, respectively. See Note 11 to our consolidated financial statements contained in "Financial Statements and Supplementary Data" for further discussion of our unrecognized tax benefits.

We operate within numerous taxing jurisdictions. We are subject to regulatory review or audit in virtually all of those jurisdictions, and those reviews and audits may require extended periods of time to resolve. Management makes use of all available information and makes reasoned judgments regarding matters requiring interpretation in establishing tax expense, liabilities and reserves. We believe adequate provisions exist for income taxes for all periods and jurisdictions subject to review or audit.

Stock-based compensation. We calculate the grant date fair value of non-vested shares as the closing sales price on the trading day immediately prior to the grant date. We use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares. The determination of the fair value of these stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield and risk-free interest rate.

We estimate the expected life of options evaluating the historical activity as required by FASB ASC Topic *718, Compensation — Stock Compensation*. We estimate the expected stock price volatility based upon historical volatility of our common stock. The risk-free interest rate is determined using U.S. Treasury rates where the term is consistent with the expected life of the stock options. Expected dividend yield is not considered as we have never paid dividends and have no plans of doing so in the future.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants and employee stock purchase plan shares. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. There is not currently a market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models.

We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based awards are amortized on a straight-line basis over their respective requisite service periods, which are generally the vesting periods.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, such stock-based compensation expense in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share. A change in assumptions may also result in a lack of comparability with other companies that use different models, methods and assumptions.

See Note 14 to our consolidated financial statements contained in "Financial Statements and Supplementary Data" for further information regarding our stock-based compensation disclosures.

Acquisition method accounting. In accordance with FASB ASC Section 805, *Business Combinations* (FASB ASC 805), an acquiring entity is required to recognize all assets acquired and liabilities assumed at the acquisition date fair value. Legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. FASB ASC 805 also requires acquirers, among other things, to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expects, but is not obligated to incur, will be recognized separately from the business acquisition.

Restructuring charges. We evaluate impairment issues for long-lived assets under the provisions of FASB ASC 360. We record severance-related expenses once they are both probable and estimable in accordance with the provisions of FASB ASC Section 712, *Compensation-Nonretirement Postemployment Benefits*, for severance provided under an ongoing benefit arrangement. One-time termination benefit arrangements and other costs associated with exit activities are accounted for under the provisions of FASB ASC Section 420, *Exit or Disposal Cost Obligations*. We estimated the expense for our restructuring initiatives by accumulating detailed estimates of costs, including the estimated costs of employee severance and related termination benefits, impairment of property, plant and equipment, contract termination payments for leases and any other qualifying exit costs. Such costs represented management's best estimates, which were evaluated periodically to determine if an adjustment was required. See Note 16 to our consolidated financial statements contained in "Financial Statements and Supplementary Data" for further information regarding our restructuring disclosures.

Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

Our exposure to interest rate risk arises principally from the interest rates associated with our invested cash balances. On December 31, 2012, we have invested short term cash and cash equivalents and marketable securities of approximately $220.6 million. We believe that a 10 basis point change in interest rates is reasonably possible in the near term. Based on our current level of investment, an increase or decrease of 10 basis points in interest rates would have an annual impact of approximately $220,000 to our interest income.

Equity Price Risk

Our 2017 Convertible Notes includes conversion and settlement provisions that are based on the price of our common stock at conversion or at maturity of the notes. In addition, the hedges and warrants associated with these convertible notes also include settlement provisions that are based on the price of our common stock. The amount of cash we may be required to pay, or the number of shares we may be required to provide to note holders at conversion or maturity of these notes, is determined by the price of our common stock. The amount of cash that we may receive from hedge counterparties in connection with the related hedges and the number of shares that we may be required to provide warrant counterparties in connection with the related warrants are also determined by the price of our common stock.

Upon the expiration of our warrants, we will issue shares of common stock to the purchasers of the warrants to the extent our stock price exceeds the warrant strike price of $29.925 at that time. The following table shows the number of shares that we would issue to warrant counterparties at expiration of the warrants assuming various closing stock prices on the date of warrant expiration:

Stock Price		Shares (in thousands)
$32.92	(10% greater than strike price)	1,072
$35.91	(20% greater than strike price)	1,966
$38.90	(30% greater than strike price)	2,722
$41.90	(40% greater than strike price)	3,370
$44.89	(50% greater than strike price)	3,931

Foreign Currency Exchange Rate Fluctuations

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect our financial results. Approximately 30% and 31% of our total net sales were denominated in foreign currencies during the years ended December 31, 2012 and 2011, respectively, and we expect that foreign currencies will continue to represent a similarly significant percentage of our net sales in the future. Cost of sales related to these sales are primarily denominated in U.S. dollars; however, operating costs related to these sales are largely denominated in the same respective currencies, thereby partially limiting our transaction risk exposure. For sales not denominated in U.S. dollars, an increase in the rate at which a foreign currency is exchanged for U.S. dollars will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, if we price our products in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and our competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices not being competitive in a market where business is transacted in the local currency.

A substantial majority of our sales denominated in foreign currencies are derived from European Union countries, which are denominated in the euro; from Japan, which are denominated in the Japanese yen; from the United Kingdom, which are denominated in the British pound; and from Canada, which are denominated in the Canadian dollar. Additionally, we have significant intercompany receivables from our foreign subsidiaries which are denominated in foreign currencies, principally the euro, the yen, the British pound, and the Canadian dollar. Our principal exchange rate risk, therefore, exists between the U.S. dollar and the euro, the U.S. dollar and the yen, the U.S. dollar and the British pound, and the U.S. dollar and the Canadian dollar. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency-denominated intercompany receivables and payables, generating currency translation gains or losses that impact our non-operating income and expense levels in the respective period.

As discussed in Note 2 to our consolidated financial statements in "Financial Statements and Supplementary Data," we enter into certain short-term derivative financial instruments in the form of foreign currency forward contracts. These forward contracts are designed to mitigate our exposure to currency fluctuations in our intercompany balances denominated in euros, Japanese yen, British pounds and Canadian dollars. Any change in the fair value of these forward contracts as a result of a fluctuation in a currency exchange rate is expected to be offset by a change in the value of the intercompany balance. These contracts are effectively closed at the end of each reporting period.

A uniform 10% strengthening in the value of the U. S. dollar relative to the currencies in which our transactions are denominated would have resulted in a decrease in operating income of approximately $8.0 million for the year ended December 31, 2012. This hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. This sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices, which can be also be affected by the change in exchange rates.

Other

We do not purchase or hold any market risk instruments for trading purposes.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Wright Medical Group, Inc.:

We have audited the accompanying consolidated balance sheets of Wright Medical Group, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
February 21, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Wright Medical Group, Inc.:

We have audited the effectiveness of internal control over financial reporting of Wright Medical Group, Inc. and subsidiaries(the Company) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 21, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee
February 21, 2013

Wright Medical Group, Inc.
Consolidated Balance Sheets (In thousands, except share data)

	December 31, 2012	December 31, 2011
Assets:		
Current assets:		
Cash and cash equivalents	$ 320,360	$ 153,642
Marketable securities	12,646	13,597
Accounts receivable, net	98,636	98,995
Inventories	144,250	164,600
Prepaid expenses	16,090	5,916
Deferred income taxes	30,429	40,756
Other current assets	29,734	23,027
Total current assets	652,145	500,533
Property, plant and equipment, net	138,242	160,284
Goodwill	58,066	57,920
Intangible assets, net	21,294	17,731
Marketable securities	—	4,502
Deferred income taxes	3,167	3,688
Other assets	80,539	9,922
Total assets	$ 953,453	$ 754,580
Liabilities and Stockholders' Equity:		
Current liabilities:		
Accounts payable	$ 10,342	$ 11,651
Accrued expenses and other current liabilities	65,304	55,831
Current portion of long-term obligations	786	8,508
Total current liabilities	76,432	75,990
Long-term debt and capital lease obligations	258,504	166,792
Deferred income taxes	8,152	11,589
Other liabilities	86,924	31,745
Total liabilities	430,012	286,116
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Common stock, $.01 par value, authorized: 100,000,000 shares; issued and outstanding: 39,703,358 shares at December 31, 2012 and 39,306,118 shares at December 31, 2011	389	384
Additional paid-in capital	442,055	395,840
Accumulated other comprehensive income	22,534	19,061
Retained earnings	58,463	53,179
Total stockholders' equity	523,441	468,464
Total liabilities and stockholders' equity	$ 953,453	$ 754,580

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Operations (In thousands, except per share data)

	Year ended December 31,		
	2012	2011	2010
Net sales	$ 483,776	$ 512,947	$ 518,973
Cost of sales [1]	149,978	156,906	158,456
Cost of sales - restructuring	435	2,471	—
Gross profit	333,363	353,570	360,517
Operating expenses:			
Selling, general and administrative [1]	290,261	301,588	282,413
Research and development [1]	27,033	30,114	37,300
Amortization of intangible assets	5,772	2,870	2,711
Gain on sale of intellectual property	(15,000)	—	—
Restructuring charges (Note 16)	1,153	14,405	919
Total operating expenses	309,219	348,977	323,343
Operating income	24,144	4,593	37,174
Interest expense, net	10,188	6,529	6,123
Other expense, net	5,395	4,719	130
Income (loss) before income taxes	8,561	(6,655)	30,921
Provision (benefit) for income taxes	3,277	(1,512)	13,080
Net income (loss)	$ 5,284	$ (5,143)	$ 17,841
Net income (loss) per share (Note 12):			
Basic	$ 0.14	$ (0.13)	$ 0.47
Diluted	$ 0.14	$ (0.13)	$ 0.47
Weighted-average number of shares outstanding-basic	38,769	38,279	37,802
Weighted-average number of shares outstanding-diluted	39,086	38,279	37,961

[1]These line items include the following amounts of non-cash, stock-based compensation expense for the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
Cost of sales	$ 1,401	$ 1,412	$ 1,301
Selling, general and administrative	8,898	7,028	9,924
Research and development	675	668	1,952

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Comprehensive Income (In thousands)

	Year ended December 31,		
	2012	2011	2010
Net income (loss)	$ 5,284	$ (5,143)	$ 17,841
Other comprehensive income (loss), net of tax:			
Changes in foreign currency translation	(1,301)	(2,102)	(826)
Unrealized loss on derivative instruments, net of taxes $42 and $600, respectively	(65)	(1,014)	—
Termination of interest rate swap, net of taxes of $690	1,079	—	—
Unrealized gain (loss) on marketable securities, net of taxes $2,054, $21, and $48, respectively	3,210	(33)	75
Minimum pension liability adjustment	550	37	18
Other comprehensive income (loss)	3,473	(3,112)	(733)
Comprehensive income (loss)	$ 8,757	$ (8,255)	$ 17,108

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Cash Flows (In thousands)

	Year Ended December 31,		
	2012	2011	2010
Operating activities:			
Net income (loss)	$ 5,284	$ (5,143)	$ 17,841
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	38,275	40,227	35,559
Stock-based compensation expense	10,974	9,108	13,177
Amortization of intangible assets	5,772	2,870	2,711
Amortization of deferred financing costs and debt discount	3,853	982	1,060
Deferred income taxes	3,786	(6,969)	9,244
Write off of deferred financing costs	2,721	2,926	—
Excess tax benefit from stock-based compensation arrangements	(507)	(23)	(289)
Provision for losses on accounts receivable	—	(453)	1,073
Non-cash restructuring charges	657	4,924	246
Non-cash adjustment to derivative fair value	1,142	—	—
Gain on sale of intellectual property	(15,000)	—	—
Other	2,232	1,102	624
Changes in assets and liabilities (net of acquisitions):			
Accounts receivable	(717)	9,056	(4,666)
Inventories	20,622	(1,723)	(1,754)
Prepaid expenses and other current assets	(15,498)	(10,556)	(5,094)
Accounts payable	(1,315)	(6,398)	1,970
Accrued expenses and other liabilities	6,541	21,511	1,492
Net cash provided by operating activities	68,822	61,441	73,194
Investing activities:			
Capital expenditures	(19,323)	(46,957)	(49,038)
Acquisition of businesses	—	(5,639)	(2,923)
Purchase of intangible assets	(4,112)	(1,624)	(1,690)
Maturities of held-to-maturity marketable securities	—	4,748	—
Investment in held-to-maturity marketable securities	—	—	(4,671)
Sales and maturities of available-for-sale marketable securities	13,565	38,509	135,219
Investment in available-for-sale marketable securities	(2,878)	(25,097)	(81,070)
Proceeds from sale of assets	11,700	5,500	—
Net cash used in investing activities	(1,048)	(30,560)	(4,173)
Financing activities:			
Issuance of common stock	1,944	540	663
Payments of long term borrowings	(144,375)	(5,596)	—
Proceeds from sale of warrants	34,595	—	—
Payment for bond hedge options	(56,195)	—	—
Redemption of 2014 convertible senior notes	(25,343)	(170,889)	—
Proceeds from long term borrowings	—	150,000	—
Payments of deferred financing costs and equity issuance costs	(9,637)	(2,892)	(795)
Proceeds from 2017 convertible senior notes	300,000	—	—
Payment for loss on interest rate swap termination	(1,769)	—	—
Payments of capital leases	(1,006)	(1,236)	(355)
Excess tax benefit from stock-based compensation arrangements	507	23	289
Net cash provided by (used in) financing activities	98,721	(30,050)	(198)
Effect of exchange rates on cash and cash equivalents	223	(450)	29
Net increase in cash and cash equivalents	166,718	381	68,852
Cash and cash equivalents, beginning of year	153,642	153,261	84,409
Cash and cash equivalents, end of year	$ 320,360	$ 153,642	$ 153,261

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2010, 2011 and 2012 (In thousands, except share data)

	Common Stock, Voting					
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2009	38,668,882	$ 374	$ 376,647	$ 40,481	$ 22,906	$ 440,408
2010 Activity:						
Net income	—	—	—	17,841	—	17,841
Foreign currency translation	—	—	—	—	(826)	(826)
Unrealized gain (loss) on marketable securities, net of taxes $48	—	—	—	—	75	75
Minimum pension liability adjustment	—	—	—	—	18	18
Issuances of common stock	79,976	1	662	—	—	663
Grant of non-vested shares of common stock	504,999	—	—	—	—	—
Forfeitures of non-vested shares of common stock	(110,540)	—	—	—	—	—
Vesting of stock-settled phantom stock units and non-vested shares of common stock	28,184	4	(4)	—	—	—
Tax deficits realized from stock based compensation arrangements, net	—	—	(424)	—	—	(424)
Stock-based compensation	—	—	13,217	—	—	13,217
Balance at December 31, 2010	39,171,501	$ 379	$ 390,098	$ 58,322	$ 22,173	$ 470,972
2011 Activity:						
Net loss	—	—	—	(5,143)	—	(5,143)
Foreign currency translation	—	—	—	—	(2,102)	(2,102)
Unrealized loss on derivative instruments, net of taxes $0.6	—	—	—	—	(1,014)	(1,014)
Unrealized gain (loss) on marketable securities, net of taxes $21	—	—	—	—	(33)	(33)
Minimum pension liability adjustment	—	—	—	—	37	37
Issuances of common stock	45,518	1	539	—	—	540
Grant of non-vested shares of common stock	403,084	—	—	—	—	—
Forfeitures of non-vested shares of common stock	(354,774)	—	—	—	—	—
Vesting of stock-settled phantom stock units and non-vested shares of common stock	40,789	4	(4)	—	—	—
Tax deficits realized from stock based compensation arrangements, net	—	—	(3,869)	—	—	(3,869)
Stock-based compensation	—	$ —	$ 9,076	$ —	$ —	$ 9,076
Balance at December 31, 2011	39,306,118	$ 384	$ 395,840	$ 53,179	$ 19,061	$ 468,464

	Common Stock, Voting					
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
2012 Activity:						
Net income	—	—	—	5,284	—	5,284
Foreign currency translation	—	—	—	—	(1,301)	(1,301)
Unrealized loss on derivative instruments, net of $42 taxes	—	—	—	—	(65)	(65)
Loss on early termination of interest rate swap, net of taxes of $690	—	—	—	—	1,079	1,079
Unrealized gain (loss) on marketable securities, net of taxes $2,054	—	—	—	—	3,210	3,210
Minimum pension liability adjustment	—	—	—	—	550	550
Issuances of common stock	113,470	1	1,948	—	—	1,949
Grant of non-vested shares of common stock	269,535	—	—	—	—	—
Forfeitures of non-vested shares of common stock	(32,797)	—	—	—	—	—
Vesting of stock-settled phantom stock units and non-vested shares of common stock	47,032	4	(4)	—	—	—
Tax deficits realized from stock based compensation arrangements, net	—	—	(116)	—	—	(116)
Stock-based compensation	—	—	10,932	—	—	10,932
Equity issuance costs associated with pending acquisition (See Note 6)	—	—	(290)	—	—	(290)
Issuance of stock warrants, net of equity issuance costs (see Note 8)	—	—	33,745	—	—	33,745
Balance at December 31, 2012	39,703,358	$ 389	$ 442,055	$ 58,463	$ 22,534	$ 523,441

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

Wright Medical Group, Inc., through Wright Medical Technology, Inc. and other operating subsidiaries (Wright or we), is a global orthopaedic medical device company specializing in the design, manufacture and marketing of devices and biologic products for extremity, hip and knee repair and reconstruction. We are a leading provider of surgical solutions for the foot and ankle market. Our products are sold primarily through a network of employee sales representatives and independent sales representatives in the United States (U.S.) and by a combination of employee sales representatives, independent sales representatives and stocking distributors outside the U.S. We promote our products in approximately 60 countries with principal markets in the U.S., Europe, Canada, Australia and Japan. We are headquartered in Arlington, Tennessee.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include our accounts and those of our wholly owned U.S. and international subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant areas requiring the use of management estimates relate to revenue recognition, the determination of allowances for doubtful accounts and excess and obsolete inventories, the evaluation of goodwill and long-lived assets, product liability claims and other litigation, income taxes, stock-based compensation, accounting for business combinations, and accounting for restructuring charges.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and short-term investments with original maturities of three months or less.

Inventories. Our inventories are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory costs include material, labor costs and manufacturing overhead. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our estimated forecast of product demand and production requirements for the next twenty-four months. Charges incurred to write down excess and obsolete inventory to net realizable value included in "Cost of sales" were approximately $9.3 million, $16.7 million, and $9.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Additionally, in 2012 and 2011, we recorded charges of approximately $0.4 million and $2.5 million associated with the cost restructuring announced in the third quarter of 2011 for the reduction of the size of our international product portfolio.

Product Liability Claims, Product Liability Insurance Recoveries, and Other Litigation. In the third quarter of 2011, as a result of an increase in the number of claims associated with fractures of our long PROFEMUR® titanium modular necks in North America (PROFEMUR® Claims) and an increase in the monetary amount of those claims, management recorded a provision for current and future claims associated with fractures of this product. See Note 17 for further description of this provision.

Future revisions in our estimates of these provisions could materially impact our results of operations and financial position. We maintain insurance coverage that limits the severity of any single claim as well as total amounts incurred per policy year, and we believe our insurance coverage is adequate. We use the best information available to us in determining the level of accrued product liabilities, and we believe our accruals are adequate.

We are also involved in legal proceedings involving other product liability claims as well as contract, patent protection and other matters. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss can be estimated. We have recorded at least the minimum estimated liability related to those claims where a range of loss has been established.

Our accrual for PROFEMUR® Claims was $23.3 million as of both December 31, 2012 and December 31, 2011. We maintain insurance coverage, and we have therefore recorded an estimate of the probable recovery of our accrual for PROFEMUR® Claims of approximately $11.4 million and $8.4 million related to open claims as of December 31, 2012 and December 31, 2011, respectively. Our accrual for other product liability claims was $0.6 million and $0.4 million as of December 31, 2012 and December 31, 2011, respectively. We recognize legal fees as an expense in the period incurred.

Property, Plant and Equipment. Our property, plant and equipment is stated at cost. Depreciation, which includes amortization of assets under capital lease, is generally provided on a straight-line basis over the estimated useful lives generally based on the following categories:

Land improvements	15	to	25 years
Buildings	10	to	45 years
Machinery and equipment	3	to	14 years
Furniture, fixtures and office equipment	1	to	14 years
Surgical instruments			6 years

Expenditures for major renewals and betterments, including leasehold improvements, that extend the useful life of the assets are capitalized and depreciated over the remaining life of the asset or lease term, if shorter. Maintenance and repair costs are charged to expense as incurred. Upon sale or retirement, the asset cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in income.

Intangible Assets and Goodwill. Goodwill is recognized for the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is required to be tested for impairment at least annually. Unless circumstances otherwise dictate, the annual impairment test is performed in the fourth quarter. As a result of our change in reportable segments during the first quarter of 2012, which also resulted in a change in reporting units for goodwill impairment measurement purposes, we performed a goodwill impairment analysis as of March 31, 2012. During the second quarter of 2012, we completed this goodwill impairment analysis and determined that the fair values of our reporting units exceeded their carrying values, indicating that goodwill had not been impaired. During the fourth quarter of 2012, we performed a qualitative assessment of goodwill for impairment and determined that it is more likely than not that the fair value of our reporting units exceeded their respective carrying values, indicating that goodwill was not impaired.

Our intangible assets with estimable useful lives are amortized on a straight line basis over their respective estimated useful lives to their estimated residual values. This method of amortization approximates the expected future cash flow generated from their use. Finite lived intangibles are reviewed for impairment in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 360, *Property, Plant and Equipment* (FASB ASC 360). The weighted average amortization periods for completed technology, distribution channels, trademarks, licenses, customer relationships, non-compete agreements and other intangible assets are 10 years, 6 years, 7 years, 13 years, 10 years, 3 years and 6 years, respectively. The weighted average amortization period of our intangible assets on a combined basis is 8 years. Additionally, we have three indefinite lived trademarks and one in-process research and development (IPRD) intangible asset. These indefinite lived intangible assets are not amortized, but are instead tested for impairment at least annually in accordance with the provisions of FASB ASC Section 350, *Intangibles - Goodwill and Other.*

Valuation of Long-Lived Assets. Management periodically evaluates carrying values of long-lived assets, including property, plant and equipment and intangible assets, when events and circumstances indicate that these assets may have been impaired. We account for the impairment of long-lived assets in accordance with FASB ASC 360. Accordingly, we evaluate impairment of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If it is determined that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, should we determine that an asset is impaired, an adjustment would be charged to income based on the difference between the asset's fair market value and the asset's carrying value.

Allowances for Doubtful Accounts. We experience credit losses on our accounts receivable and, accordingly, we must make estimates related to the ultimate collection of our accounts receivable. Specifically, management analyzes our accounts receivable, historical bad debt experience, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts.

The majority of our accounts receivable are from hospitals, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable. Historically, we have experienced minimal bad debts from our hospital customers and more significant bad debts from certain international stocking distributors, typically as a result of specific financial difficulty or geo-political factors. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continued collection efforts. Our allowance for doubtful accounts totaled $8.6 million and $8.5 million at December 31, 2012 and 2011, respectively.

Concentration of Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. As of December 31, 2012 and 2011, the balance due from our stocking distributor in Turkey was $6.9 million and $6.8 million, respectively. As of December 31, 2012 and 2011, we have recorded an allowance for doubtful accounts of $6.4 million and $6.2 million, respectively, for potential losses related to the trade receivable.

In addition to the stocking distributor in Turkey, our next ten largest international stocking distributors have net trade receivable balances totaling approximately $15.7 million as of December 31, 2012. It is at least reasonably possible that changes in global economic conditions and/or local operating and economic conditions in the regions these distributors operate, or other factors, could affect the future realization of these accounts receivable balances.

Concentrations of Supply of Raw Material. We rely on a limited number of suppliers for the components used in our products. Our reconstructive joint devices are produced from various surgical grades of titanium, cobalt chrome, stainless steel, various grades of high density polyethylenes, and ceramics. We rely on one source to supply us with a certain grade of cobalt chrome alloy one supplier of ceramics, and one supplier of implantable polyethylenes. For certain human biologic products, we depend on one supplier of demineralized bone matrix (DBM) and cancellous bone matrix (CBM). We rely on one supplier for our GRAFTJACKET® family of soft tissue repair and graft containment products, and one supplier for our xenograph bone wedge product. Porcine biologic soft tissue graft, BIOTAPE® XM relies on a single source supplier as well. We maintain adequate stock from these suppliers in order to meet market demand. Additionally, on November 2, 2012, we sold our metal casting equipment, which was used to produce unfinished components of certain of our OrthoRecon products. In connection with the sale, we entered into a long-term supply agreement with the purchaser to be our sole source provider for those unfinished components.

Income Taxes. Income taxes are accounted for pursuant to the provisions of FASB ASC Section 740, *Income Taxes* (FASB ASC 740). Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We provide for unrecognized tax benefits based upon our assessment of whether a tax position is "more-likely-than-not" to be sustained upon examination by the tax authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying tax position.

Other Taxes. Taxes assessed by a governmental authority that are imposed concurrent with our revenue transactions with customers are presented on a net basis in our consolidated statement of operations.

Revenue Recognition. Our revenues are primarily generated through two types of customers, hospitals and surgery centers, and stocking distributors, with the majority of our revenue derived from sales to hospitals. Our products are primarily sold through a network of employee sales representatives and independent sales representatives in the U.S. and by a combination of employee sales representatives, independent sales representatives, and stocking distributors outside the U.S. Revenues from sales to hospitals are recorded when the hospital takes title to the product, which is generally when the product is surgically implanted in a patient.

We record revenues from sales to our stocking distributors outside the U.S. at the time the product is shipped to the distributor. Stocking distributors, who sell the products to their customers, take title to the products and assume all risks of ownership. Our distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products. In general, the distributors do not have any rights of return or exchange; however, in limited situations, we have repurchase agreements with certain stocking distributors. Those certain agreements require us to repurchase a specified percentage of the inventory purchased by the distributor within a specified period of time prior to the expiration of the contract. During those specified periods, we defer the applicable percentage of the sales. Approximately $0.1 million and $0.2 million of deferred revenue related to these types of agreements was recorded at December 31, 2012 and 2011, respectively.

We must make estimates of potential future product returns related to current period product revenue. We develop these estimates by analyzing historical experience related to product returns. Judgment must be used and estimates made in connection with establishing the allowance for sales returns in any accounting period. An allowance for sales returns of $0.5 million is included as a reduction of accounts receivable at December 31, 2012 and 2011, respectively.

In 2011, we entered into a trademark license agreement (License Agreement) with KCI Medical Resources, a subsidiary of Kinetic Concepts, Inc. (KCI). In exchange for $8.5 million, of which $5.5 million was received immediately and the remaining $3 million was received in January 2012, the License Agreement provides KCI with a non-transferable license to use our trademarks associated with our GRAFTJACKET® line of products in connection with the marketing and distribution of KCI's soft tissue graft containment products used in the wound care field, subject to certain exceptions. License revenue is being recognized over 12 years on a straight line basis.

Shipping and Handling Costs. We incur shipping and handling costs associated with the shipment of goods to customers, independent distributors and our subsidiaries. Amounts billed to customers for shipping and handling of products are included in net sales. Costs incurred related to shipping and handling of products to customers are included in selling, general and administrative expenses. All other shipping and handling costs are included in cost of sales.

Research and Development Costs. Research and development costs are charged to expense as incurred.

Foreign Currency Translation. The financial statements of our international subsidiaries whose functional currency is the local currency are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the applicable period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of comprehensive income in stockholders' equity. Gains and losses resulting from transactions denominated in a currency other than the local functional currency are included in "Other expense, net" in our consolidated statement of operations.

Pension Benefits. Our subsidiary in Japan provides benefits to employees under a plan that we account for as a defined benefit plan in accordance with FASB ASC Section 715, *Compensation — Retirement Benefits.* This plan is unfunded and determining the minimum pension liability requires the use of assumptions and estimates, including discount rates and mortality rates, and actuarial methods. Our minimum pension liability totaled $1.7 million and $2.3 million as of December 31, 2012 and 2011, respectively.

Comprehensive Income. Comprehensive income is defined as the change in equity during a period related to transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The difference between our net income and our comprehensive income is attributable to foreign currency translation, unrealized gains and losses (net of taxes) on our derivative instrument, adjustments to our minimum pension liability, and unrealized gains and losses on our available-for-sale marketable securities. In accordance with FASB Accounting Standards Update 2011-05, *Presentation of Comprehensive Income*, we have changed our presentation of comprehensive income by including a separate Statement of Comprehensive Income.

Stock-Based Compensation. We account for stock-based compensation in accordance with FASB ASC Section 718, *Compensation — Stock Compensation* (FASB ASC 718). Under the fair value recognition provisions of FASB ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The determination of the fair value of stock-based payment awards, such as options, on the date of grant using an option-pricing model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield and risk-free interest rate.

We recorded stock-based compensation expense of $11.0 million, $9.1 million, and $13.2 million during the years ended December 31, 2012, 2011 and 2010, respectively. See Note 14 for further information regarding our stock-based compensation assumptions and expenses.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates the fair value of these financial instruments at December 31, 2012 and 2011 due to their short maturities or variable rates.

The $3.8 million of our 2014 Notes are carried at cost. The estimated fair value of our 2014 Notes was approximately $3.7 million at December 31, 2012 based on a limited number of trades and does not necessarily represent the value at which the entire 2014 Note portfolio can be retired.

The 300 million of our 2017 Notes are carried at cost. The estimated fair value of our 2017 Notes was approximately $321 million at December 31, 2012, which includes the conversion derivative described in Note 8 of the financial statements, based on a quoted price in an active market (Level 1).

FASB ASC Section 820, *Fair Value Measurements and Disclosures* requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Financial instruments with unadjusted, quoted prices listed on active market exchanges.

Level 2: Financial instruments determined using prices for recently traded financial instruments with similar underlying terms as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3: Financial instruments that are not actively traded on a market exchange. This category includes situations where there is little, if any, market activity for the financial instrument. The prices are determined using significant unobservable inputs or valuation techniques.

We use a third-party provider to determine fair values of our available-for-sale marketable securities. The third-party provider receives market prices for each marketable security from a variety of industry standard data providers, security master files from large financial institutions and other third-party sources with reasonable levels of price transparency. The third-party provider uses these multiple prices as inputs into a pricing model to determine a weighted average price for each security. We have controls in place to review the third party provider's qualifications and procedures used to determine fair values and to validate the prices used in their determination of fair value. We classify our corporate equity securities as Level 1 based upon quoted prices in active markets. All other marketable securities are classified as Level 2 based upon the other than quoted prices with observable market data. These include municipal debt securities, U.S. agency debt securities, and corporate debt securities.

The following table summarizes the valuation of our financial instruments (in thousands):

	Total	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Prices with Unobservable Inputs (Level 3)
At December 31, 2012				
Assets				
Cash and cash equivalents	$ 320,360	$ 320,360	$ —	$ —
Available-for-sale marketable securities				
U.S. agency debt securities	2,500	—	2,500	—
Corporate debt securities	2,001	—	2,001	—
Total debt securities	4,501	—	4,501	—
Corporate equity securities	8,145	8,145	—	—
Total available-for-sale marketable securities	12,646	8,145	4,501	—
2017 Notes Hedges	62,000	—	—	62,000
Total	$ 395,006	$ 328,505	$ 4,501	$ 62,000
Liabilities				
2017 Notes Conversion Derivative	55,000	—	—	55,000
Contingent consideration	983	—	—	983
Total	$ 55,983	$ —	$ —	$ 55,983

	Total	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Prices with Unobservable Inputs (Level 3)
At December 31, 2011				
Assets				
Cash and cash equivalents	$ 153,642	$ 153,642	$ —	$ —
Available-for-sale marketable securities				
Municipal debt securities	508	—	508	—
U.S. agency debt securities	2,498	—	2,498	—
Corporate debt securities	15,093	—	15,093	—
Total available-for-sale marketable securities	18,099	—	18,099	—
Total	$ 171,741	$ 153,642	$ 18,099	$ —
Liabilities				
Interest rate swap	1,662	—	1,662	—
Contingent consideration	1,704	—	—	1,704
Total	$ 3,366	$ —	$ 1,662	$ 1,704

As part of the acquisition of EZ Concepts Surgical Device Corporation, d/b/a EZ Frame, completed in 2010, we may be obligated to pay contingent consideration of up to $0.4 million upon the achievement of certain revenue milestones. The $0.4 million fair value of the contingent consideration as of December 31, 2012 was determined using a discounted cash flow model and probability adjusted estimates of the future earnings and is classified in Level 3. This obligation is included in current liabilities in our 2012 consolidated balance sheet. Changes in the fair value of contingent consideration are recorded in our consolidated statements of operations.

As part of the acquisition of CCI® Evolution Mobile Bearing Total Ankle Replacement system, completed in 2011, we recorded a contingent liability for royalty payments associated with future sales of this product. The $0.6 million fair value of the contingent consideration as of December 31, 2012 was determined using a discounted cash flow model and probability adjusted estimates of the future revenues and is classified in Level 3. An obligation of $0.1 million was recorded in current liabilities and an obligation of $0.5 million recorded in long term liabilities in our 2012 consolidated balance sheet. Changes in the fair value of contingent consideration will be recorded in our consolidated statements of operations.

During the third quarter of 2012, we issued $300 million of 2.00% Convertible Senior Notes. As a result, we have recorded a derivative liability for the conversion feature (2017 Notes Conversion Derivative). Additionally, we entered into convertible notes hedging transactions (2017 Notes Hedges) in connection with convertible note issuance. The 2017 Notes Hedges and the 2017 Notes Conversion Derivative are measured at fair value using Level 3 inputs. These instruments are not actively traded and are valued using an option pricing model that uses observable and unobservable market data for inputs, such as implied volatility of our common stock, risk-free interest rate and other factors.

The following is a roll forward of our assets and liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3):

	Balance at December 31, 2011	Transfers into Level 3	Gain/Losses included in Earnings	Balance at December 31, 2012
2017 Notes Hedges	—	56,195	5,805	62,000
2017 Notes Conversion Derivative	—	(48,053)	(6,947)	(55,000)
Contingent Consideration	(1,704)	—	721	(983)

Derivative Instruments. We account for derivative instruments and hedging activities under FASB ASC Section 815, *Derivatives and Hedging* (FASB ASC 815). Accordingly, all of our derivative instruments are recorded in the accompanying consolidated balance sheets as either an asset or liability and measured at fair value. The changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

We employ a derivative program using 30-day foreign currency forward contracts to mitigate the risk of currency fluctuations on our intercompany receivable and payable balances that are denominated in foreign currencies. These forward contracts are expected to offset the transactional gains and losses on the related intercompany balances. These forward contracts are not designated as hedging instruments under FASB ASC 815. Accordingly, the changes in the fair value and the settlement of the contracts are recognized in the period incurred in the accompanying consolidated statements of operations.

We recorded a net loss of $0.4 million, $0.9 million and $2.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, on foreign currency contracts, which are included in "Other (income) expense, net" in our consolidated statements of operations. These losses substantially offset translation gains recorded on our intercompany receivable and payable balances, also included in "Other (income) expense, net." At December 31, 2012 and 2011, we had no foreign currency contracts outstanding.

On August 31, 2012, we issued the 2017 Notes. The 2017 Notes Conversion Derivative requires bifurcation from the 2017 Notes in accordance with ASC Topic 815, and is accounted for as a derivative liability. We also entered into 2017 Notes Hedges in connection with the issuance of the 2017 Notes with three counterparties. The 2017 Notes Hedges, which are cash-settled, are intended to reduce our exposure to potential cash payments that we are required to make upon conversion of the 2017 Notes in excess of the principal amount of converted notes if our common stock price exceeds the conversion price. The 2017 Notes Hedges is accounted for as a derivative asset in accordance with ASC Topic 815.

Additionally, in 2011, we entered into an interest rate swap to hedge a portion of our variable interest rate obligations which was subsequently terminated in 2012. The interest rate swap has been accounted for as a cash flow hedge in accordance with FASB ASC Topic 815. See Note 10 for further disclosure on our derivative instruments.

Reclassifications. Certain prior year amounts in the notes to consolidated financial statements have been reclassified to conform to the current year presentation.

Supplemental Cash Flow Information. Cash paid for interest and income taxes was as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Interest	$ 4,639	$ 6,162	$ 5,524
Income taxes	$ 4,973	$ 7,006	$ 6,670

In 2012, we entered into no new capital leases. In 2011 and 2010, we entered into capital leases of approximately $0.2 million and $2.5 million, respectively.

3. Inventories

Inventories consist of the following (in thousands):

	December 31,	
	2012	2011
Raw materials	$ 7,617	$ 8,860
Work-in-process	14,316	19,363
Finished goods	122,317	136,377
	$ 144,250	$ 164,600

4. Marketable Securities

We have historically invested in treasury bills, government and agency bonds, and certificates of deposit with maturity dates of less than 12 months. Our investments in these marketable securities are classified as available-for-sale securities in accordance with FASB ASC Topic 320, *Investments — Debt and Equity Securities.* These securities are carried at their fair value, and all unrealized gains and losses are recorded within other comprehensive income. Marketable securities are classified as current for those expected to mature or be sold within 12 months and the remaining portion is classified as non-current. The cost of investment securities sold is determined by the specific identification method.

As of December 31, 2012 and 2011, we had current marketable securities totaling $12.6 million and $13.6 million, respectively, consisting of investments in corporate, municipal and agency bonds and corporate equity securities, all of which are valued at fair value using a market approach. In addition, we had noncurrent marketable securities totaling $4.5 million as of December 31, 2011, consisting of investments in corporate, municipal, and agency bonds, all of which are valued at fair value using a market approach.

The following tables present a summary of our marketable securities (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
At December 31, 2012				
Available-for-sale marketable securities				
U.S. agency debt securities	$ 2,500	$ —	$ —	$ 2,500
Corporate debt securities	2,000	1	—	2,001
Total debt securities	4,500	1	—	4,501
Corporate equity securities	2,878	5,267	—	8,145
Total available-for-sale marketable securities	$ 7,378	$ 5,268	$ —	$ 12,646

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
At December 31, 2011				
Available-for-sale marketable securities				
Municipal debt securities	$ 507	$ 1	$ —	$ 508
U.S. agency debt securities	2,500	—	(2)	2,498
Corporate debt securities	15,089	4	—	15,093
Total available-for-sale marketable securities	$ 18,096	$ 5	$ (2)	$ 18,099

Our available-for-sale debt securities at December 31, 2012 mature in one year or less.

5. Property, Plant and Equipment

Property, plant and equipment, net consists of the following (in thousands):

	December 31,	
	2012	2011
Land and land improvements	$ 5,190	$ 5,628
Buildings	31,064	30,543
Machinery and equipment	75,615	74,878
Furniture, fixtures and office equipment	62,079	57,299
Construction in progress	7,044	7,553
Surgical instruments	171,005	177,104
	351,997	353,005
Less: Accumulated depreciation	(213,755)	(192,721)
	$ 138,242	$ 160,284

The components of property, plant and equipment recorded under capital leases consist of the following (in thousands):

	December 31,	
	2012	2011
Machinery and equipment	$ 2,515	$ 2,663
Furniture, fixtures and office equipment	318	639
	2,833	3,302
Less: Accumulated depreciation	(644)	(593)
	$ 2,189	$ 2,709

Depreciation expense approximated $38.3 million, $40.2 million, and $35.6 million for the years ended December 31, 2012, 2011, and 2010, respectively, and included depreciation of assets under capital leases.

6. Goodwill and Intangibles

Until December 31, 2011, we operated our business as one operating segment, orthopaedics products, and based on our single business unit approach to decision-making, planning and resource allocation, we determined that we had only one reporting unit for the purpose of evaluating goodwill for impairment.

During the first quarter of 2012, our management, including our chief executive officer, who is our chief operating decision maker, began managing our operations as two reportable business segments based on the two primary markets that we operate within: Extremities and OrthoRecon. As a result of the change in our reportable segments, we re-evaluated our reporting units for the purpose of evaluating goodwill for impairment and determined that each reportable segment represents a reporting unit.

The goodwill allocated to each reportable segment was based on the estimated relative fair value of each of our goodwill reporting units as of March 31, 2012.

Changes in the carrying amount of goodwill occurring during the year ended December 31, 2012, are as follows (in thousands):

	OrthoRecon	Extremities	Total
Goodwill at December 31, 2011	$ 25,588	$ 32,332	$ 57,920
Foreign currency translation	64	82	146
Goodwill at December 31, 2012	$ 25,652	$ 32,414	$ 58,066

The components of our identifiable intangible assets, net are as follows (in thousands):

	December 31, 2012		December 31, 2011	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Indefinite life intangibles				
IPRD technology	$ 278		$ 278	
Trademarks	1,658		1,658	
Total indefinite life intangibles	1,936		1,936	
Finite life intangibles				
Distribution channels	21,482	$ 20,668	21,096	$ 20,057
Completed technology	10,991	5,457	10,976	4,416
Licenses	5,705	2,898	5,721	2,478
Customer relationships	3,888	1,866	3,888	1,476
Trademarks	1,336	934	1,336	818
Non-compete agreements	10,955	3,994	1,734	832
Other	2,171	1,353	2,171	1,050
Total finite life intangibles	56,528	$ 37,170	46,922	$ 31,127
Total intangibles	58,464		48,858	
Less: Accumulated amortization	(37,170)		(31,127)	
Intangible assets, net	$ 21,294		$ 17,731	

In connection with our initiative to convert a portion of our independent foot and ankle distributor territories to direct employee sales representation, we entered into conversion agreements with certain independent distributors, which included non-competition clauses. As of December 31, 2012, $9.3 million has been capitalized as an intangible asset for the fair value of such non-competition clauses and will be amortized over the respective terms, of which the weighted average period is 2 years.

Based on the intangible assets held at December 31, 2012, we expect to amortize approximately $6.7 million in 2013, $4.1 million in 2014, $2.3 million in 2015, $2.0 million in 2016, and $1.6 million in 2017.

On November 19, 2012, we announced plans to purchase BioMimetic for an upfront purchase price payment of $190 million in cash and stock, plus contingent payments of up to $190 million in cash. As of September 30, 2012, BioMimetic had $57.1 million in total assets. The transaction is expected to close in the first quarter of 2013 and is subject to customary closing conditions, including BioMimetic shareholder approval. We have not yet determined the impact this transaction will have on our goodwill and intangible assets.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31	
	2012	2011
Employee bonus	$ 15,695	$ 2,345
Other employee benefits	8,640	7,888
Royalties	5,313	6,887
Taxes other than income	3,316	6,076
Commissions	3,530	5,230
Professional and legal fees	6,809	7,355
Contingent consideration	444	481
Cost improvement restructuring liability (see Note 16)	110	1,948
Product liability	5,275	6,377
Distributor payments	4,288	—
Other	11,884	11,244
	$ 65,304	$ 55,831

Prior to 2012, cash incentive bonuses were paid quarterly. During the year ended December 31, 2012, we elected to pay these bonuses annually.

8. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Capital lease obligations	$ 805	$ 1,814
Term loan	—	144,375
2017 Notes	254,717	—
2014 Notes	3,768	29,111
	259,290	175,300
Less: current portion	(786)	(8,508)
	$ 258,504	$ 166,792

2017 Cash Convertible Senior Notes

On August 31, 2012, we issued $300 million aggregate principal amount of 2.00% Cash Convertible Senior Notes (2017 Notes) pursuant to an indenture, dated as of August 31, 2012 between us and The Bank of New York Mellon Trust Company, N.A., as Trustee. The 2017 Notes will mature on August 15, 2017 and we will pay interest on the 2017 Notes semiannually on each February 15 and August 15 at an annual rate of 2.00% beginning February 15, 2013. We may not redeem the 2017 Notes prior to the maturity date, and no "sinking fund" is available for the 2017 Notes, which means that we are not required to redeem or retire the 2017 Notes periodically. The 2017 Notes are convertible at the option of the holder, during certain periods and subject to certain conditions as described below, solely into cash at an initial conversion rate of 39.3140 shares per $1,000 principal amount of the 2017 Notes, subject to adjustment upon the occurrence of specified events, which represents an initial conversion price of $25.44 per share. The holder of the 2017 Notes may convert their notes at any time prior to February 15, 2017 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending December 31, 2012 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or (3) upon the occurrence of specified corporate events. On or after February 15, 2017 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes solely into cash, regardless of the foregoing circumstances. Upon conversion, a holder will receive an amount in cash, per $1,000 principal amount of the 2017 Notes, equal to the settlement amount as calculated under the indenture relating to the 2017 Notes. If we undergo a fundamental change, as defined in the indenture relating to the 2017 Notes, subject to certain conditions, holders of the 2017 Notes will have the option to require us to repurchase for cash all or a portion of their notes at a purchase price equal to 100% of the principal amount of the 2017 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date, as defined in the indenture relating to the 2017 Notes. In addition, following certain corporate transactions, we, under certain circumstances, will pay a cash make-whole premium by increasing the applicable conversion rate for a holder that elects to convert its 2017 Notes in connection with such corporate transaction. The 2017 Notes are senior unsecured obligations that rank: (i) senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the 2017 Notes; (ii) equal in right of payment to any of our unsecured indebtedness that is not so subordinated; (iii) effectively junior in right of payment to any secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries. As a result of this transaction, we capitalized deferred financing charges of approximately $8.8 million, which are being amortized over the term of the 2017 Notes using the effective interest method.

The cash conversion feature of the 2017 Notes, (2017 Notes Conversion Derivative), requires bifurcation from the 2017 Notes in accordance with ASC Topic 815, *Derivatives and Hedging,* and is accounted for as a derivative liability. The fair value of the 2017 Notes Conversion Derivative at the time of issuance of the 2017 Notes was $48.1 million and was recorded as original debt discount for purposes of accounting for the debt component of the 2017 Notes. This discount is amortized as interest expense using the effective interest method over the term of the 2017 Notes. For the year ended December 31, 2012 the Company recorded $2.8 million of interest expense related to the amortization of the debt discount based upon an effective rate of 6.47%.

The components of the 2017 Notes were as follows (in thousands):

	December 31, 2012	December 31, 2011
Principal amount of 2017 Notes	$ 300,000	$ —
Unamortized debt discount	(45,283)	—
Net carrying amount of 2017 Notes	$ 254,717	$ —

We entered into convertible note hedging transactions (2017 Notes Hedges) in connection with the issuance of the 2017 Notes with three counterparties. The 2017 Notes Hedges, which are cash-settled, are intended to reduce our exposure to potential cash payments that we would be required to make if holders elect to convert the 2017 Notes at a time when our stock price exceeds the conversion price. The aggregate cost to acquire the 2017 Notes Hedges was $56.2 million, and is accounted for as a derivative asset in accordance with ASC Topic 815. See Note 10 for additional information regarding the 2017 Notes Hedges and the 2017 Notes Conversion Derivative.

We also entered into warrant transactions in which we sold warrants for an aggregate of 11.8 million shares of our common stock to the counterparties, subject to adjustment. The strike price of the warrants will initially be $29.925 per share, which was 50% above the last reported sale price of our common stock on August 22, 2012. The warrants are net-share settled and are exercisable over the 100 trading day period beginning on November 15, 2017. We determined that the warrants met the requirements for equity classification pursuant to ASC Topic 815 and are not required to be accounted for as derivatives. The warrant transactions will have a dilutive effect to the extent that the market value per share of our common stock during such period exceeds the applicable strike price of the warrants. We received approximately $34.6 million from the counterparties for the warrants, which was recorded as an increase in stockholders equity, and incurred equity issuance costs of $0.8 million.

Aside from the initial payment of the $56.2 million premium to the counterparties, we will not be required to make any cash payments to the counterparties under the 2017 Notes Hedges and will be entitled to receive from the counterparties cash, generally equal to the amount by which the market price per share of common stock exceeds the strike price of the convertible note hedging transactions during the relevant valuation period. The strike price under the 2017 Notes Hedges is equal to the conversion price of the 2017 Notes. Additionally, if the market value per share of our common stock exceeds the strike price on any day during the 100 trading day measurement period under the warrant transaction, we will be obligated to issue to the counterparties a number of shares equal in value to one percent of the amount by which the then-current market value of one share of our common stock exceeds the then-effective strike price of each warrant, multiplied by the number of shares of common stock into which the 2017 Notes are then convertible at or following maturity. We will not receive any additional proceeds if warrants are exercised.

2014 Convertible Senior Notes

In November 2007, we issued $200 million of 2.625% Convertible Senior Notes due 2014 (2014 Notes). The 2014 Notes will mature on December 1, 2014. The 2014 Notes pay interest semiannually at an annual rate of 2.625% and are convertible into shares of our common stock at an initial conversion rate of 30.6279 shares per $1,000 principal amount of the 2014 Notes subject to adjustment upon the occurrence of specified events, which represents an initial conversion price of $32.65 per share. The holder of the 2014 Notes may convert at any time on or prior to the close of business on the business day immediately preceding the maturity date of 2014 Notes. Beginning on December 6, 2011, we may redeem the 2014 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2014 Notes, plus accrued and unpaid interest, if the closing price of our common stock has exceeded 140% of the conversion price for at least 20 days during any consecutive 30-day trading period. Additionally, if we experience a fundamental change event, as defined in the indenture governing the 2014 Notes (Indenture), the holders may require us to purchase for cash all or a portion of the 2014 Notes, for 100% of the principal amount of the notes, plus accrued and unpaid interest. If upon a fundamental change event, a holder elects to convert its 2014 Notes, we may, under certain circumstances, increase the conversion rate for the 2014 Notes surrendered. The 2014 Notes are unsecured obligations and are effectively subordinated to (i) all of our existing and future secured debt, including our obligations under our credit agreement, to the extent of the value of the assets securing such debt, and (ii) because the 2014 Notes are not guaranteed by any of our subsidiaries, to all liabilities of our subsidiaries.

On February 10, 2011, we announced the commencement of a tender offer to purchase for cash any and all of our outstanding 2014 Notes. Upon expiration on March 11, 2011, we purchased $170.9 million aggregate principal amount of the 2014 Notes.

On August 22, 2012, we purchased $25.3 million aggregate principal amount of the 2014 Notes. As a result of this transaction, we recognized approximately $0.2 million for the write off of related pro-rata unamortized deferred financing fees. As of December 31, 2012, $3.8 million aggregate principal amount of the 2014 Notes remain outstanding.

Senior Credit Facility

On February 10, 2011, we entered into an amended and restated revolving credit agreement (Senior Credit Facility). The Senior Credit Facility has revolver availability of $200 million and availability in a delayed draw term loan of up to $150 million.

In March 2011, to fund the purchase of the 2014 Notes, we borrowed $150 million under the delayed draw term loan (Term Loan) facility available under our Senior Credit Facility.

On August 22, 2012, we used approximately $130 million of proceeds from the issuance of the 2017 Notes to repay the Term Loan, and we terminated our Senior Credit Facility. As a result of this transaction, we recognized approximately $2.5 million for the write off of previously capitalized deferred financing fees.

Interest Rate Swap

In March 2011, we entered into an interest rate swap agreement with a notional amount of $50 million, which we designated as a cash flow hedge of the underlying variable rate obligation on our Term Loan. Due to the repayment of the Term Loan, we terminated the swap on August 22, 2012 and recognized a loss of $1.8 million within "Other expense, net".

Maturities

Aggregate annual maturities of our long-term obligations at December 31, 2012, excluding capital lease obligations, are as follows (in thousands):

2013	$ —
2014	3,768
2015	—
2016	—
2017	300,000
	$ 303,768

As discussed in Note 5, we have acquired certain property and equipment pursuant to capital leases. At December 31, 2012, future minimum lease payments under capital lease obligations, together with the present value of the net minimum lease payments, are as follows (in thousands):

2013	$ 811
2014	17
2015	2
2016	—
2017	—
Total minimum payments	830
Less amount representing interest	(25)
Present value of minimum lease payments	805
Current portion	(786)
Long-term portion	$ 19

9. Other Long-Term Liabilities

Other long-term liabilities consist of the following (in thousands):

	December 31	
	2012	2011
Unrecognized tax benefits (See Note 11)	$ 5,074	$ 3,688
Product liability (See Note 17)	18,639	17,273
2017 Notes Conversion Derivative (See Note 10)	55,000	—
Other	8,211	10,784
	$ 86,924	$ 31,745

10. Derivative Instruments and Hedging Activities

We account for derivatives in accordance with FASB ASC 815, which establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at fair value. Additionally, changes in the derivative's fair value shall be recognized currently in earnings unless specific hedge accounting criteria are met. If hedge accounting criteria are met for cash flow hedges, the changes in a derivative's fair value are recorded in stockholders' equity as a component of other comprehensive income, net of tax. These deferred gains and losses are recognized in income in the period in which the hedge item and hedging instrument affect earnings.

Conversion Derivative and Notes Hedging

On August 31, 2012, we issued the 2017 Notes. The cash conversion feature of the 2017 Notes (2017 Notes Conversion Derivative) requires bifurcation from the 2017 Notes in accordance with ASC Topic 815, and is accounted for as a derivative liability. The fair value of the 2017 Notes Conversion Derivative at the time of issuance of the 2017 Notes was $48.1 million. See Note 8 for additional information regarding the 2017 Notes.

We also entered into convertible note hedging transactions (2017 Notes Hedges) in connection with the issuance of the 2017 Notes with three counterparties. The 2017 Notes Hedges, which are cash-settled, are intended to reduce our exposure to potential cash payments that we are required to make upon conversion of the 2017 Notes in excess of the principal amount of converted notes if our common stock price exceeds the conversion price. The aggregate cost of the 2017 Notes Hedges was $56.2 million and is accounted for as a derivative asset in accordance with ASC Topic 815.

The following table summarizes the fair value and the presentation in the consolidated balance sheet (in thousands):

	Location on consolidated balance sheet	December 31, 2012
2017 Notes Hedges	Other assets	$ 62,000
2017 Notes Conversion Derivative	Other liabilities	$ 55,000

Neither the 2017 Notes Conversion Derivative nor the 2017 Notes Hedges qualify for hedge accounting, thus any change in the fair value of the derivatives is recognized immediately in the consolidated statements of operations. The following table summarizes the gain (loss) on changes in fair value (in thousands):

	Twelve Months Ended December 31, 2012
2017 Notes Hedges	$ 5,805
2017 Notes Conversion Derivative	(6,947)
Net loss on changes in fair value	$ (1,142)

Interest Rate Hedging

On March 14, 2011, we entered into an interest rate swap intended to hedge our variable interest rate obligations with respect to a portion of the our Senior Credit Facility discussed in Note 8. This interest rate swap is a contract to exchange fixed rate payments for floating rate payments over the life of the agreement without the exchange of the underlying notional amount. The notional amount of the interest rate swap is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. Under the terms of the interest rate swap agreement, we received interest on the $50 million notional amount based on one-month LIBOR and we paid a fixed rate of 1.74%. This swap effectively converted $50 million of our variable-rate borrowings to fixed-rate borrowings beginning on March 31, 2011 and through February 27, 2015, with the exception of the variability of the rate based on our consolidated leverage ratio.

In accordance with FASB ASC Topic 815, we designated the above interest rate swap as a cash flow hedge and formally documented the relationship between the interest rate swap and the term loan borrowing, as well as our risk management objective and strategy for undertaking the hedge transaction. This process included linking the derivative to the specific liability on the balance sheet. We assessed whether the derivative used in the hedging transaction was highly effective in offsetting changes in the cash flows of the hedged item at inception and will test both retrospectively and prospectively on an ongoing basis. The effective portion of unrealized gains (losses) on the derivative instrument used in the hedging transaction was deferred as a component of accumulated other comprehensive income (AOCI) and was recognized in earnings at the time the hedged item affected earnings. Any ineffective portion of the change in fair value would have been immediately recognized in earnings.

On August 22, 2012, we terminated our Senior Credit Facility and the interest rate swap. Upon termination, we recognized a charge of $1.8 million, which represented the unrealized loss on the derivative instrument that had been previously deferred as a component of AOCI.

This derivative instrument, designated as a cash flow hedge, had the following effect on AOCI in our consolidated balance sheet for the twelve months ended December 31, 2012 (in thousands):

	2012
Balance at January 1	$ (1,662)
Current period amount of loss recognized in AOCI	(107)
Net amount reclassified into earnings	1,769
Balance at December 31	$ —

Derivatives not Designated as Hedging Instruments

We employ a derivative program using 30-day foreign currency forward contracts to mitigate the risk of currency fluctuations on our intercompany receivable and payable balances that are denominated in foreign currencies. These forward contracts are expected to offset the transactional gains and losses on the related intercompany balances. These forward contracts are not designated as hedging instruments under FASB ASC Topic 815. Accordingly, the changes in the fair value and the settlement of the contracts are recognized in the period incurred in the accompanying condensed consolidated statements of operations. At December 31, 2012, we had no foreign currency contracts outstanding.

11. Income Taxes

The components of our income (loss) before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
U.S.	$ 1,367	$ (15,738)	$ 24,507
Foreign	7,194	9,083	6,414
Income (loss) before income taxes	$ 8,561	$ (6,655)	$ 30,921

The components of our provision (benefit) for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Current (benefit) provision:			
U.S.:			
Federal	$ (2,700)	$ 2,956	$ (11)
State	239	416	1,160
Foreign	1,952	2,085	2,687
Total current (benefit) provision	(509)	5,457	3,836
Deferred provision (benefit):			
U.S.:			
Federal	3,404	(6,376)	9,166
State	(139)	(1,141)	375
Foreign	521	548	(297)
Total deferred provision (benefit)	3,786	(6,969)	9,244
Total provision (benefit) for income taxes	$ 3,277	$ (1,512)	$ 13,080

A reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate is as follows:

	Year Ended December 31,		
	2012	2011	2010
Income tax provision at statutory rate	35.0%	35.0%	35.0%
State income taxes	0.6%	10.3%	4.0%
Change in valuation allowance	(1.9)%	(1.3)%	1.8%
Research and development credit	—	8.3%	(2.7)%
Foreign income tax rate differences	(12.1)%	4.5%	(3.5)%
Non-deductible stock-based compensation expense	3.0%	(5.9)%	2.0%
Other non-deductible expenses	2.9%	(4.4)%	5.3%
Tax settlement	—	(15.6)%	—
Transaction costs	8.4%	—	—
Deferred tax write off	6.9%	(4.6)%	—
Other, net	(4.5)%	(3.6)%	0.4%
Total	38.3%	22.7%	42.3%

The American Taxpayer Relief Act of 2012 (Act) was enacted on January 2, 2013. The Act retroactively reinstates the federal research and development credit from January 1, 2012, through December 31, 2013. The effect of the change in the tax law related to 2012 is estimated to be approximately $0.5 million, which will be recognized as a benefit to income tax expense in the first quarter of 2013, the quarter in which the law was enacted.

The significant components of our deferred income taxes as of December 31, 2012 and 2011 are as follows (in thousands):

	December 31,	
	2012	2011
Deferred tax assets:		
Net operating loss carryforwards	$ 17,009	$ 21,759
General business credit carryforward	734	1,892
Reserves and allowances	38,263	40,623
Stock-based compensation expense	7,256	6,456
Convertible debt notes and conversion option	22,173	—
Other	7,244	7,840
Valuation allowance	(14,248)	(14,271)
Total deferred tax assets	78,431	64,299
Deferred tax liabilities:		
Depreciation	20,016	23,734
Intangible assets	2,828	2,675
Convertible note bond hedge	21,916	—
Other	8,270	5,029
Total deferred tax liabilities	53,030	31,438
Net deferred tax assets	$ 25,401	$ 32,861

Outside basis differences that have not been tax-effected in accordance with FASB ASC 740 are primarily related to undistributed earnings of certain of our foreign subsidiaries. Deferred tax liabilities for U.S. federal income taxes are not provided on the undistributed earnings of our foreign subsidiaries that are considered permanently reinvested. The determination of the amount of unrecognized deferred tax liabilities is not practicable.

At December 31, 2012, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $6.2 million, which begin to expire in 2018 and extend through 2029. Additionally, we had general business credit carryforwards of approximately $1.5 million, which begin to expire in 2018 and extend through 2031. At December 31, 2012, we had foreign net operating loss carryforwards of approximately $44.0 million, the majority of which do not expire.

Certain of our U.S. and foreign net operating losses and general business credit carryforwards are subject to various limitations. We maintain valuation allowances for those net operating losses and tax credit carryforwards that we do not expect to utilize due to these limitations and it is more likely than not that such tax benefits will not be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2012	$ 3,688
Additions for tax positions related to current year	933
Additions for tax positions of prior years	504
Reductions for tax positions of prior years	(86)
Settlements	—
Foreign currency translation	35
Balance at December 31, 2012	$ 5,074

As of December 31, 2012, our liability for unrecognized tax benefits totaled $5.1 million and is recorded in our consolidated balance sheet within "Other liabilities," and all components, if recognized, would impact our effective tax rate. Our U.S. federal income taxes represent the substantial majority of our income taxes, and our 2009 and 2010 U.S. federal income tax return are currently under examination by the Internal Revenue Service. It is therefore possible that our unrecognized tax benefits could change in the next twelve months.

We accrue interest required to be paid by the tax law for the underpayment of taxes on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. Management has made the policy election to record this interest as interest expense. As of December 31, 2012, accrued interest related to our unrecognized tax benefits totaled approximately $0.4 million which is recorded in our consolidated balance sheet within "Other liabilities."

We file numerous consolidated and separate company income tax returns in the U.S. and in many foreign jurisdictions. We are no longer subject to foreign income tax examinations by tax authorities in significant jurisdictions for years before 2007. With few exceptions, we are subject to U.S. federal, state and local income tax examinations for years 2009 through 2011. However, tax authorities have the ability to review years prior to these to the extent that we utilize tax attributes carried forward from those prior years.

12. Earnings Per Share

FASB ASC Section 260, *Earnings Per Share*, requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated to include any dilutive effect of our common stock equivalents. Our common stock equivalents consist of stock options, non-vested shares of common stock, stock-settled phantom stock units, restricted stock units, 2014 convertible debt, and warrants. The dilutive effect of the stock options, non-vested shares of common stock, stock-settled phantom stock units, and restricted stock units is calculated using the treasury-stock method. The dilutive effect of 2014 convertible debt is calculated by applying the "if-converted" method. This assumes an add-back of interest, net of income taxes, to net income as if the securities were converted at the beginning of the period. We determined that for the years ended December 31, 2012, 2011, and 2010, the convertible debt had an anti-dilutive effect on earnings per share and we therefore excluded it from the dilutive shares calculation. For the year ended December 31, 2012, the warrants were excluded from diluted shares outstanding because the exercise price exceeded the average market price of our common stock. In addition, 136,000 common stock equivalents have been excluded from the computation of diluted net loss per share for the year ended December 31, 2011, because the effect is anti-dilutive as a result of our net loss.

The weighted-average number of common shares outstanding for basic and diluted earnings per share purposes is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Weighted-average number of common shares outstanding — basic	38,769	38,279	37,802
Common stock equivalents	317	—	159
Weighted-average number of common shares outstanding — diluted	39,086	38,279	37,961

The following potential common shares were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Stock options	2,854	3,400	3,766
Non-vested shares, restricted stock units, and stock-settled phantom stock units	290	430	621
Convertible debt	633	1,909	6,126
Warrants	11,794	—	—

13. Capital Stock

We are authorized to issue up to 100,000,000 shares of voting common stock. We have 60,296,642 shares of voting common stock available for future issuance at December 31, 2012, of which approximately 6.7 million shares will be issued upon the successful closing of the BioMimetic acquisition.

14. Stock-Based Compensation Plans

We have three stock-based compensation plans which are described below. Amounts recognized in the consolidated financial statements with respect to these plans are as follows:

	Year Ended December 31,		
	2012	2011	2010
Total cost of share-based payment plans	$ 10,932	$ 9,076	$ 13,217
Amounts capitalized as inventory and intangible assets	(1,371)	(1,392)	(1,353)
Amortization of capitalized amounts	1,413	1,424	1,313
Charged against income before income taxes	10,974	9,108	13,177
Amount of related income tax benefit recognized in income	(3,767)	(2,946)	(4,410)
Impact to net income	$ 7,207	$ 6,162	$ 8,767
Impact to basic earnings per share	$ 0.19	$ 0.16	$ 0.23
Impact to diluted earnings per share	$ 0.18	$ 0.16	$ 0.23

As of December 31, 2012, we had $18.1 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements granted to employees. That cost is expected to be recognized over a weighted-average period of 2.7 years.

Equity Incentive Plans.

On December 7, 1999, we adopted the 1999 Equity Incentive Plan, which was subsequently amended and restated on July 6, 2001, May 13, 2003, May 13, 2004, May 12, 2005 and May 14, 2008 and amended on October 23, 2008. The 1999 Equity Incentive Plan expired December 7, 2009. The 2009 Equity Incentive Plan (the Plan) was adopted on May 13, 2009, which was subsequently amended and restated on May 13, 2010. The Plan authorizes us to grant stock options and other stock-based awards, such as non-vested shares of common stock, with respect to up to 11,917,051 shares of common stock, of which full value awards (such as non-vested shares) are limited to 2,729,555 shares. Under the Plan, stock based compensation awards generally are exercisable in increments of 25% annually on each of the first through fourth anniversaries of the date of grant. All of the options issued under the plan expire after 10 years. These awards are recognized on a straight-line basis over the requisite service period, which is generally 4 years. As of December 31, 2012, there were 1,588,329 shares available for future issuance under the Plan, of which full value awards are limited to 321,412 shares.

Stock options

We estimate the fair value of stock options using the Black-Scholes valuation model. The Black-Scholes option-pricing model requires the input of estimates, including the expected life of stock options, expected stock price volatility, the risk-free interest rate and the expected dividend yield. The expected life of options is estimated based on historical option exercise and employee termination data. The expected stock price volatility assumption was estimated based upon historical volatility of our common stock. The risk-free interest rate was determined using U.S. Treasury rates where the term is consistent with the expected life of the stock options. Expected dividend yield is not considered as we have never paid dividends and have no plans of doing so in the future. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. The fair value of stock options is amortized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

The weighted-average grant date fair value of stock options granted to employees in 2012, 2011, and 2010 was $7.92 per share, $5.97 per share, and $7.11 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model using the following assumptions:

	Year Ended December 31,		
	2012	2011	2010
Risk-free interest rate	0.5% - 1.0%	1.0% - 2.0%	2.1% - 2.2%
Expected option life	6 years	6 years	6 years
Expected price volatility	40%	39%	40%

A summary of our stock option activity during 2012 is as follows:

	Shares (000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value* ($000's)
Outstanding at December 31, 2011	2,760	$ 23.23		
Granted	803	21.19		
Exercised	(88)	17.57		
Forfeited or expired	(293)	22.70		
Outstanding at December 31, 2012	3,182	$ 22.92	5.3	$ 3,246
Exercisable at December 31, 2012	2,056	$ 24.72	3.2	$ 1,413

* The aggregate intrinsic value is calculated as the difference between the market value of our common stock as of December 31, 2012, and the exercise price of the shares. The market value as of December 31, 2012 is $20.99 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 31, 2012.

The total intrinsic value of options exercised during 2012, 2011, and 2010 was $0.3 million, $0.1 million, and $0.6 million, respectively.

A summary of our stock options outstanding and exercisable at December 31, 2012, is as follows (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$4.00 — $16.00	423	7.6	$ 15.46	159	$ 15.45
$16.01 — $24.00	1,591	6.5	21.12	729	21.40
$24.01 — $35.87	1,168	2.4	28.06	1,168	28.06
	3,182	5.2	$ 22.92	2,056	$ 24.72

Inducement Stock Options.

During 2011, we granted 610,000 stock options under an inducement stock option agreement with an exercise price of $16.03 to induce Robert J. Palmisano to commence employment with us as our Chief Executive Officer. These options vest over a three-year service period. We also granted 30,000 stock options with an exercise price of $18.33 to Julie Tracy, Senior Vice President, Chief Communications Officer, and 65,000 stock options with an exercise price of $16.23 to James Lightman, Senior Vice President, General Counsel, and Secretary, under inducement stock option agreements. During 2012, we granted 50,000 stock options with an exercise price of $17.35 to induce Daniel Garen to commence employment with us as our Senior Vice President and Chief Compliance Officer and 184,500 stock options with an exercise price of $21.24 to Pascal E. R. Girin, Executive Vice President and Chief Operating Officer. These options have substantially the same terms as grants made under the Plan.

A summary of our inducement grant stock option activity during 2012 is as follows:

	Shares (000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value* ($000's)
Outstanding at December 31, 2011	705	$ 16.15		
Granted	235	20.41		
Exercised	—	—		
Forfeited or expired	—	—		
Outstanding at December 31, 2012	940	$ 17.21	8.8	$ 3,597
Exercisable at December 31, 2012	227	$ 16.12	8.6	$ 1,106

* The aggregate intrinsic value is calculated as the difference between the market value of our common stock as of December 31, 2012, and the exercise price of the shares. The market value as of December 31, 2012 is $20.99 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 31, 2012.

A summary of our stock options outstanding and exercisable at December 31, 2012, is as follows (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$4.00 — $16.00	422	7.6	$ 15.46	159	$ 15.45
$16.01 — $24.00	2,531	7.4	19.67	957	20.15
$24.01 — $35.87	1,168	2.4	28.06	1,168	28.06
	4,121	6.0	$ 21.62	2,284	$ 23.87

Non-vested shares and stock settled phantom stock units and restricted stock units

We calculate the grant date fair value of non-vested shares of common stock, stock settled phantom stock units and restricted stock units using the closing sale prices on the trading day immediately prior to the grant date. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

Under the Plan, we granted 298,000, 483,000, and 588,000 non-vested shares of common stock, stock settled phantom stock units and restricted stock units to employees with weighted-average grant-date fair values of $21.26 per share, $15.52 per share, and $18.34 per share during 2012, 2011, and 2010, respectively. The fair value of these shares will be recognized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

During 2012, we granted a negligible amount of non-vested shares to non-employees. During 2011 and 2010, we granted certain independent distributors and other non-employees non-vested shares of common stock of 28,000 and 5,000 shares at a weighted-average grant date fair values of $15.27 per share and $18.20 per share, respectively.

A summary of our non-vested shares of common stock activity during 2012 is as follows:

	Shares (000's)	Weighted-Average Grant-Date Fair Value	Aggregate Intrinsic Value* ($000's)
Non-vested at December 31, 2011	1,027	$ 17.08	
Granted	298	21.26	
Vested	(426)	18.02	
Forfeited	(85)	17.21	
Non-vested at December 31, 2012	814	$ 18.10	$ 17,082

* The aggregate intrinsic value is calculated as the market value of our common stock as of December 31, 2012. The market value as of December 31, 2012 is $20.99 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 31, 2012.

The total fair value of shares vested during 2012, 2011 and 2010 was $8.9 million, $6.9 million and $6.3 million, respectively.

Employee Stock Purchase Plan.

On May 30, 2002, our shareholders approved and adopted the 2002 Employee Stock Purchase Plan (the ESPP). The ESPP authorizes us to issue up to 200,000 shares of common stock to our employees who work at least 20 hours per week. Under the ESPP, there are two six-month plan periods during each calendar year, one beginning January 1 and ending on June 30, and the other beginning July 1 and ending on December 31. Under the terms of the ESPP, employees can choose each plan period to have up to 5% of their annual base earnings, limited to $5,000, withheld to purchase our common stock. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. Under the ESPP, we sold to employees approximately 25,000, 26,000, and 28,000 shares in 2012, 2011, and 2010, respectively, with weighted-average fair values of $5.93, $4.92, and $5.41 per share, respectively. As of December 31, 2012, there were 17,725 shares available for future issuance under the ESPP. During 2012, 2011, and 2010, we recorded nominal amounts of non-cash, stock-based compensation expense related to the ESPP.

In applying the Black-Scholes methodology to the purchase rights granted under the ESPP, we used the following assumptions:

	Year Ended December 31,		
	2012	2011	2010
Risk-free interest rate	0.1% - 0.2%	0.3% - 0.4%	0.6% - 0.9%
Expected option life	6 months	6 months	6 months
Expected price volatility	40%	39%	40%

15. Employee Benefit Plans

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers U.S. employees who are 21 years of age and over. Under this plan, we match voluntary employee contributions at a rate of 100% for the first 2% of an employee's annual compensation and at a rate of 50% for the next 2% of an employee's annual compensation. Employees vest in our contributions after three years of service. Our expense related to the plan was $1.8 million in 2012, 2011 and 2010.

16. Restructuring

On September 15, 2011, we announced plans to implement a cost restructuring plan to foster growth, enhance profitability and cash flow, and build stockholder value. We have implemented numerous initiatives to reduce spending, including streamlining select aspects of our international selling and distribution operations, reducing the size of our product portfolio, adjusting plant operations to align with our volume and mix expectations and rationalizing our research and development projects. In total, we reduced our workforce by approximately 80 employees, or 6%.

We have concluded our cost improvement restructuring efforts, incurring a total of $18.5 million of charges; however, certain liabilities remain to be paid.

Charges associated with the restructuring are presented in the following table. All of the following amounts were recognized within "Restructuring charges" in our consolidated statement of operations, with the exception of the excess and obsolete inventory charges, which were recognized within "Cost of sales - restructuring."

(in thousands)	Year Ended December 31, 2012	Cumulative Charges as of December 31, 2012
Severance and other termination benefits	$ 38	$ 5,454
Contract terminations	125	6,102
Non-cash asset impairment charges	223	2,676
Excess and obsolete charges	435	2,906
Legal and professional fees	205	508
Other	562	818
Total restructuring charges	$ 1,588	$ 18,464

Activity in this Cost Improvement restructuring liability for the year ended December 31, 2012, is presented in the following table (in thousands):

Beginning balance	$ 1,948
Charges:	
Severance and other termination benefits	38
Contract terminations	125
Legal and professional fees	205
Other	562
Total Charges	930
Payments:	
Severance and other termination benefits	(1,443)
Contract terminations	(357)
Legal and professional fees	(259)
Other	(759)
Total Payments	(2,818)
Changes in foreign currency translation	9
Cost Improvement restructuring liability at December 31, 2012	$ 69

17. Commitments and Contingencies

Operating Leases. We lease certain equipment and office space under non-cancelable operating leases. Rental expense under operating leases approximated $11.6 million, $12.3 million, and $11.3 million for the years ended December 31, 2012, 2011, and 2010, respectively. In addition, in 2011, as a result of our restructuring efforts, we recorded approximately $0.4 million for terminations of operating leases. Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining lease terms of one year or more, are as follows at December 31, 2012 (in thousands):

2013	$ 9,360
2014	5,861
2015	2,240
2016	602
2017	567
Thereafter	325
	$ 18,955

Purchase Obligations. We have entered into certain supply agreements for our products, which include minimum purchase obligations. During the year ended December 31, 2012, we paid immaterial amounts under those supply agreements. During the years ended December 31, 2011, and 2010, we paid approximately $7.7 million and $6.1 million, respectively, under those supply agreements. At December 31, 2012, we have immaterial obligations for minimum purchases under those supply agreements.

Portions of our payments for operating leases are denominated in foreign currencies and were translated in the tables above based on their respective U.S. dollar exchange rates at December 31, 2012. These future payments are subject to foreign currency exchange rate risk.

Governmental Inquiries. In December 2007, we received a subpoena from the United States Department of Justice (DOJ) through the United States Attorney's Office for the District of New Jersey (USAO) requesting documents for the period January 1998 through the present related to any consulting and professional service agreements with orthopaedic surgeons in connection with hip or knee joint replacement procedures or products. This subpoena was served shortly after several of our knee and hip competitors agreed with the DOJ to resolutions of similar investigations.

On September 29, 2010, WMT entered into a 12-month Deferred Prosecution Agreement (DPA) with the USAO and a Civil Settlement Agreement (CSA) with the United States. Under the DPA, the USAO filed a criminal complaint in the United States District Court for the District of New Jersey Court charging WMT with conspiracy to commit violations of the Anti-Kickback Statute (42 U.S.C. § 1320a-7b) during the years 2002 through 2007. The court deferred prosecution of the criminal complaint during the term of the DPA and the USAO agreed that if WMT complied with the DPA's provisions, the USAO would seek dismissal of the criminal complaint.

Pursuant to the CSA, WMT settled civil and administrative claims relating to the matter for a payment of $7.9 million without any admission by WMT. In conjunction with the CSA, WMT also entered into a five year Corporate Integrity Agreement (CIA) with the Office of the Inspector General of the United States Department of Health and Human Services (OIG-HHS). Pursuant to the DPA, an independent monitor reviewed and evaluated WMT's compliance with its obligations under the DPA. The DPA and the CIA were filed as Exhibits 10.3 and 10.2, respectively, to our current report on Form 8-K filed on September 30, 2010. The DPA was also posted to our website. Each of the DPA and the CIA could be modified by mutual consent of the parties thereto.

On September 15, 2011, WMT reached an agreement with the USAO and the OIG-HHS under which WMT voluntarily agreed to extend the term of its DPA for 12 months, to September 29, 2012. On September 15, 2011, WMT also agreed with the OIG-HHS to an amendment to the CIA under which certain of WMT's substantive obligations under the CIA would begin on September 29, 2012, when the amended DPA monitoring period expired. The term of the CIA has not changed, and will expire as previously provided on September 29, 2015.

On October 4, 2012, the USAO issued a press release announcing that the amended DPA had expired on September 29, 2012, that it had moved to dismiss the criminal complaint against WMT because WMT had fully complied with the terms of the DPA, and that the Court had ordered dismissal of the complaint on October 4, 2012.

The DPA imposed, and the CIA continues to impose, certain obligations on WMT to maintain compliance with U.S. healthcare laws, regulations and other requirements. Our failure to do so could expose us to significant liability including, but not limited to, exclusion from federal healthcare program participation, including Medicaid and Medicare, which would have a material adverse effect on our financial condition, results of operations and cash flows, potential prosecution, civil and criminal fines or penalties, and additional litigation cost and expense.

In addition to the USAO and OIG-HHS, other governmental agencies, including state authorities, could conduct investigations or institute proceedings that are not precluded by the terms of the settlements reflected in the DPA and the CIA. In addition, the settlement with the USAO and OIG-HHS could increase our exposure to lawsuits by potential whistleblowers, including under the federal false claims acts, based on new theories or allegations arising from the allegations made by the USAO. The costs of defending or resolving any such investigations or proceedings could have a material adverse effect on our financial condition, results of operations and cash flows.

On August 3, 2012, we received a subpoena from the U.S. Attorney's Office for the Western District of Tennessee requesting records and documentation relating to our PROFEMUR® series of hip replacement devices. The subpoena covers the period from January 1, 2000 to August 2, 2012. We are in the process of collecting the responsive documents and responding to the subpoena. We are unable to estimate the impact of the ultimate outcome of these matters on our consolidated financial position or results of operations.

Patent Litigation. In 2011, Howmedica Osteonics Corp. (Howmedica) and Stryker Ireland, Ltd. (Stryker), each a subsidiary of Stryker Corporation, filed a lawsuit against WMT in the United States District Court for the District of New Jersey (District Court) alleging that we infringed Howmedica and Stryker's U.S. Patent No. 6,475,243 related to our LINEAGE® Acetabular Cup System and DYNASTY® Acetabular Cup System. The lawsuit seeks an order of infringement, injunctive relief, unspecified damages, and various other costs and relief and could impact a substantial portion of our knee product line. We believe, however, that we have strong defenses against these claims and plan to vigorously defend this lawsuit. Management does not believe that the outcome of this lawsuit will have a material adverse effect on our consolidated financial position or results of operations.

During 2012, Bonutti Skeletal Innovations, LLC filed a patent infringement lawsuit against us in the District of Delaware. Bonutti originally alleged that Wright's Link Sled Prosthesis infringes U.S. Patent 6,702,821. Wrights distributes the Link Sled Prosthesis under a June 1, 2008 distribution agreement with LinkBio Corp. In January 2013, Bonutti amended its complaint, alleging that Wright's ADVANCE® knee system, including ODYSSEY® instrumentation, infringes U.S. Patent 8,133,229, and that Wright's ADVANCE® knee system, including ODYSSEY® instrumentation and PROPHECY® guides, infringes U.S. Patent 7,806,896, which issued October 5, 2010. All of the claims of the asserted patents are directed to surgical methods for minimally invasive surgery. We do not believe the initial complaint will have a material adverse impact to our consolidated financial position or results of operations. We are currently evaluating the additional allegations filed in January and plan to vigorously defend these allegations.

Product Liability. We have received claims for personal injury against us associated with fractures of our PROFEMUR® long titanium modular neck product (PROFEMUR® Claims). The overall fracture rate for the product is low and the fractures appear, at least in part, to relate to patient demographics. Beginning in 2010, we began offering a cobalt-chrome version of our PROFEMUR® modular neck, which has greater strength characteristics than the alternative titanium version. Historically, we have reflected our liability for these claims as part of our standard product liability accruals on a case-by-case basis. However, during the third quarter of 2011, as a result of an increase in the number and monetary amount of these claims, management estimated our liability to patients in North America who have previously required a revision following a fracture of a PROFEMUR® long titanium modular neck, or who may require a revision in the future. Management has estimated that this aggregate liability ranges from approximately $23 million to $37 million. Any claims associated with this product outside of North America, or for any other products, will be managed as part of our standard product liability accruals.

Due to the uncertainty within our aggregate range of loss resulting from the estimation of the number of claims and related monetary payments, we have recorded a liability of $23.3 million to be incurred over the next four years, which represents the low-end of our estimated aggregate range of loss. We have classified $4.7 million of this liability as current in "Accrued expenses and other current liabilities" and $18.6 million as non-current in "Other liabilities" on our condensed consolidated balance sheet. We expect to pay the majority of these claims within the next 4 years. We maintain insurance coverage, and thus have recorded an estimate of the probable recovery of approximately $4.0 million related to open claims within "Other current assets" and $7.4 million related to open claims within "Other assets" on our condensed consolidated balance sheet.

Claims for personal injury have also been made against us associated with our metal-on-metal hip products. The pre-trial management of certain of these claims has been consolidated in the federal court system under multi-district litigation, and certain other claims in state courts in California, as further discussed in Part I Item 3 of this Annual Report. The number of claims continues to increase, we believe due to the increasing negative publicity in the industry regarding metal-on-metal hip products. We believe we have data that supports the efficacy and safety of our metal-on-metal hip products, and we intend to vigorously defend ourselves in these matters. We are currently accounting for these claims in accordance with our standard product liability accrual methodology on a case by case basis. Management does not believe that the outcome of the currently reported claims will have a material adverse effect on our consolidated financial positions or results of operations. However, we are unable to estimate the impact of future potential claims.

Future revisions in our estimates of these provisions could materially impact our results of operations and financial position. We use the best information available to us in determining the level of accrued product liabilities, and we believe our accruals are adequate. We have maintained product liability insurance coverage on a claims-made basis. During the third quarter of 2012, we received a customary reservation of rights from our primary product liability insurance carrier asserting that certain present and future claims related to our CONSERVE® metal-on-metal hip products and which allege certain types of injury (CONSERVE® Claims) would be covered under the policy year the first such claim was asserted. The effect of this coverage position would be to place CONSERVE® Claims into a single prior policy year in which applicable claims-made coverage was available, subject to the overall policy limits then in effect. Management agrees that there is insurance coverage for the CONSERVE® Claims, but has notified the carrier that at this time it disputes the carrier's selection of available policy years.

Our products liability insurance coverage was renewed on August 15, 2012. However, the renewed policies contain an exclusion for loss arising out of all metal-on-metal hip replacement systems. This exclusion, for reasons explained above, does not affect coverage for future CONSERVE® Claims.

During the fourth quarter of 2012, we recorded a receivable of approximately $5.8 million for the probable insurance recovery of spending to date in excess of our aggregate retention in certain claim years. This spending primarily relates to defense and settlement costs associated with PROFEMUR® Claims and defense costs associated with CONSERVE® Claims. If our primary carrier were to assert that PROFEMUR® Claims fall under the policy year the first such claim was made, *i.e.*, the same position as has been asserted for CONSERVE® Claims, then we would expect to recognize an additional insurance receivable and recover certain previously recorded defense and settlement costs.

Our renewed products liability insurance policies contain an exclusion for loss arising out of PROFEMUR® long titanium modular necks. In the absence of any specific coverage position relating to PROFEMUR® Claims, we are unable to determine what effect, if any, the exclusion will have on coverage for any such future claims.

Employment Matters. In 2012, two former employees, Frank Bono and Alicia Napoli, each filed separate lawsuits against WMT in the Chancery Court of Shelby County, Tennessee, which asserted claims for retaliatory discharge and breach of contract based upon his or her respective separation pay agreement. In addition, Mr. Bono and Ms. Napoli each asserted a claim for defamation related to the press release issued at the time of their terminations and a wrongful discharge claim alleging violation of the Tennessee Public Protection Act. Mr. Bono and Ms. Napoli each claimed that he or she was entitled to attorney fees in addition to other unspecified damages.

We are vigorously defending these lawsuits. Management does not believe that the outcome of these claims will have a material adverse effect on our consolidated financial position or results of operations.

Other. We have received claims from health care professionals following the termination of certain contractual arrangements and believe additional claims are possible. Management is unable to estimate the cost, if any, of ultimately resolving these claims. Accordingly, no provisions have been recorded in our financial statements related to these claims as of December 31, 2012.

In addition to those noted above, we are subject to various other legal proceedings, product liability claims, corporate governance, and other matters which arise in the ordinary course of business. In the opinion of management, the amount of liability, if any, with respect to these matters, will not materially affect our consolidated results of operations or financial position.

18. Segment Data

Until December 31, 2011, we operated our business as one operating segment, orthopaedics products, which included the design, manufacture and marketing of devices and biologic products for extremity, hip, and knee repair and reconstruction. During the first quarter of 2012, our management, including our chief executive officer, who is our chief operating decision maker, began managing our operations as two reportable business segments based on the two primary markets that we operate within: Extremities and OrthoRecon. The following information is presented as if we managed our operations as two segments for the years ended December 31, 2011 and 2010.

Our Extremities segment includes products that are used primarily in foot and ankle repair, upper extremity products, and biologics products, which are used to replace damaged or diseased bone, to stimulate bone growth and to provide other biological solutions for surgeons and their patients. Our OrthoRecon segment includes products that are used primarily to replace or repair knee, hip and other joints and bones that have deteriorated or have been damaged through disease or injury. The Corporate category shown in the table below primarily reflects general and administrative expenses not specifically associated with the Extremities or OrthoRecon segments.

Management measures segment profitability using an internal performance measure that excludes non-cash, stock-based compensation expense, restructuring charges, costs associated with the deferred prosecution agreement, charges associated with distributor conversions and related non-competes, due diligence and transaction costs, charges related to certain employee matters, changes in estimates associated with the Company's product liability provisions, and inventory step-up amortization associated with acquisitions. Assets in the OrthoRecon and Extremities segments are those assets used exclusively in the operations of each business segment or allocated when used jointly. Assets in the Corporate category are principally cash and cash equivalents, marketable securities, property, plant and equipment, and assets associated with income taxes.

Our geographic regions consist of the United States, Europe (which includes the Middle East and Africa) and Other (which principally represents Latin America, Asia, Australia and Canada). Long-lived assets are those assets located in each region. Revenues attributed to each region are based on the location in which the products were sold.

Net sales of orthopaedic products by product line and information by geographic region are as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
OrthoRecon			
Hip	$ 150,550	$ 173,201	$ 176,687
Knees	114,896	123,988	128,854
Other	4,225	5,005	4,943
Total OrthoRecon	269,671	302,194	310,484
Extremities			
Foot and Ankle	122,897	107,734	97,971
Upper Extremity	24,977	27,742	26,519
Biologics	60,495	69,409	79,231
Other	5,736	5,868	4,768
Total Extremities	214,105	210,753	208,489
Total Sales	$ 483,776	$ 512,947	$ 518,973

	Year Ended December 31,		
	2012	2011	2010
United States	$ 275,686	$ 295,944	$ 309,983
Europe	92,750	100,739	102,431
Other	115,340	116,264	106,559
Total	$ 483,776	$ 512,947	$ 518,973

	December 31,	
	2012	2011
Long-lived assets:		
United States	$ 114,576	$ 131,745
Europe	9,644	12,226
Other	14,022	16,313
Total	$ 138,242	$ 160,284

Our subsidiary in Japan represented approximately 12%, 13%, and 11% of our total net sales in 2012, 2011, and 2010, respectively. No other single foreign country accounted for more than 10% of our total net sales during 2012, 2011, or 2010.

Selected financial information related to our segments is presented below for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year ended December 31, 2012			
	OrthoRecon	Extremities	Corporate	Total
Sales	$ 269,671	$ 214,105	$ —	$ 483,776
Depreciation expense	23,928	11,386	2,961	38,275
Amortization expense	334	2,409	—	2,743
Segment operating income	33,527	49,481	(51,129)	31,879
Other:				
Non-cash, stock-based compensation				(10,974)
Gain on sale of intellectual property				15,000
DPA related				(6,593)
Restructuring charges				(1,588)
Due diligence and transaction costs				(1,798)
Product liability insurance recovery for previously recognized defense costs				2,432
Distributor conversion charges				(4,056)
Inventory step-up amortization				(158)
Operating income				24,144
Interest expense, net				10,188
Other expense, net				5,395
Income before income taxes				$ 8,561
Capital expenditures	$ 5,582	$ 7,056	$ 6,685	$ 19,323
Total Assets	$ 280,594	$ 196,737	$ 476,122	$ 953,453

	Year ended December 31, 2011			
	OrthoRecon	Extremities	Corporate	Total
Sales	$ 302,194	$ 210,753	$ —	$ 512,947
Depreciation expense	26,070	10,876	3,281	40,227
Amortization expense	458	2,412	—	2,870
Segment operating income	60,895	46,989	(49,139)	58,745
Other:				
Non-cash, stock-based compensation				(9,108)
DPA related				(12,920)
Restructuring charges				(16,876)
Employment matters				(2,017)
Product liability provision				(13,199)
Inventory step-up amortization				(32)
Operating income				4,593
Interest expense, net				6,529
Other expense, net				4,719
Loss before income taxes				$ (6,655)
Capital expenditures	$ 19,031	$ 12,926	$ 15,000	$ 46,957
Total Assets	$ 303,018	$ 191,718	$ 259,844	$ 754,580

	Year ended December 31, 2010			
	OrthoRecon	Extremities	Corporate	Total
Sales	$ 310,484	$ 208,489	$ —	$ 518,973
Depreciation expense	24,793	8,723	2,043	35,559
Amortization expense	313	2,398	—	2,711
Segment operating income	55,295	44,700	(37,823)	62,172
Other:				
Non-cash, stock-based compensation				(13,177)
DPA related				(10,902)
Restructuring charges				(919)
Operating income				37,174
Interest expense, net				6,123
Other expense, net				130
Income before taxes				$ 30,921
Capital expenditures	$ 27,492	$ 12,846	$ 8,700	$ 49,038
Total Assets	$ 306,245	$ 180,868	$ 268,126	$ 755,239

19. Quarterly Results of Operations (unaudited):

The following table presents a summary of our unaudited quarterly operating results for each of the four quarters in 2012 and 2011, respectively (in thousands). This information was derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this filing and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 126,656	$ 123,280	$ 110,363	$ 123,477
Cost of sales	36,806	38,434	35,089	39,649
Cost of sales - restructuring	435	—	—	—
Gross profit	89,415	84,846	75,274	83,828
Operating expenses:				
Selling, general and administrative	72,348	72,862	70,851	74,200
Research and development	6,221	6,744	6,612	7,456
Amortization of intangible assets	742	1,254	1,827	1,949
Gain on sale of intellectual property	—	—	—	(15,000)
Restructuring charges	443	710	—	—
Total operating expenses	79,754	81,570	79,290	68,605
Operating income (loss)	$ 9,661	$ 3,276	$ (4,016)	$ 15,223
Net income (loss)	$ 4,561	$ 710	$ (5,339)	$ 5,352
Net income (loss) per share, basic	$ 0.12	$ 0.02	$ (0.14)	$ 0.14
Net income (loss) per share, diluted	$ 0.12	$ 0.02	$ (0.14)	$ 0.14

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 135,386	$ 132,505	$ 118,184	$ 126,872
Cost of sales	38,768	41,504	36,185	40,449
Cost of sales - restructuring	—	—	1,900	571
Gross profit	96,618	91,001	80,099	85,852
Operating expenses:				
Selling, general and administrative	74,825	70,821	83,581	72,361
Research and development	9,207	7,807	6,769	6,331
Amortization of intangible assets	690	677	721	782
Restructuring charges	—	—	12,132	2,273
Total operating expenses	84,722	79,305	103,203	81,747
Operating income (loss)	$ 11,896	$ 11,696	$ (23,104)	$ 4,105
Net income (loss)	$ 3,592	$ 6,147	$ (16,045)	$ 1,163
Net income (loss) per share, basic	$ 0.09	$ 0.16	$ (0.42)	$ 0.03
Net income (loss) per share, diluted	$ 0.09	$ 0.16	$ (0.42)	$ 0.03

Our operating income in 2012 included charges related to the U.S. government inquiries, for which we recognized $2.9 million, $2.1 million, $1.7 million, and a gain of $0.1 million during the first, second, third and fourth quarters of 2012, respectively. In addition, our operating income during the first and second quarters of 2012 included $0.9 million and $0.7 million of restructuring charges related to our cost improvement measures. We recognized $0.8 million, $1.6 million, and $1.7 million in the second, third, and fourth quarters of 2012, respectively, for costs associated with distributor conversions and non-competes. In the fourth quarter of 2012, we recognized $1.8 million for due diligence and transaction costs and a $2.4 million gain for the adjustment to management's estimate associated with our product liability provisions. Net income in 2012 included the after-tax effect of these amounts. In the third and fourth quarters of 2012, net income includes the after tax effects of $0.7 million and $2.1 million non-cash interest expense related to our 2017 Convertible Notes, respectively. Additionally, net income in the third quarter of 2012 includes the after tax effects of $1.8 million loss for the termination of a derivative instrument, $2.7 million charge for the write-off of unamortized deferred financing costs, and $2.3 million gain for mark-to-market adjustments on derivative assets and liabilities. Net income in the fourth quarter of 2012 includes the after tax effects of a $15 million gain on the sale of assets and a $3.5 million loss for mark-to-market adjustments on derivative assets and liabilities.

Our operating income in 2011 included charges related to the U.S. government inquiries, for which we recognized $2.2 million, $2.4 million, $5.0 million, and $3.4 million during the first, second, third and fourth quarters of 2011, respectively. In addition, our operating income during the third and fourth quarters of 2011 included $14.0 million and $2.8 million of restructuring charges related to our cost improvement measures and, in the third quarter of 2011, included $13.2 million of charges related to the recognition of management estimate of our total liability for claims associated with previous and estimated future fractures of our PROFEMUR® long necks in North America. Net income in 2011 included the after-tax effect of these amounts and in the first quarter of 2011, the after-tax effects of approximately $4.1 million of expenses recognized for the write off of pro-rata unamortized deferred financing fees.

20. Subsequent Event

On January 7, 2013, we completed the acquisition of WG Healthcare Limited, a UK company, for approximately $6.8 million. We acquired the facility, inventory, infrastructure and all other assets associated with the company's foot and ankle business. The two former owners of WG Healthcare Limited have joined Wright Medical as full time employees effective immediately.

Management's Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our principal executive officer and principal financial officer by others within our organization. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2012 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. Our internal control over financial reporting as of December 31, 2012, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2012, there were no changes in our internal control over financial reporting that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, Inc. acts as transfer agent and registrar for us and maintains all stockholder records. Communications concerning stock holdings, lost certificates, transfer of shares, duplicate mailings or changes of address should be directed to:

Wright Medical Group, Inc.
c/o American Stock Transfer & Trust Company
6201 15th Avenue, Brooklyn, NY 11219
800.937.5449 info@amstock.com

Cash Dividend Policy

We have never declared or paid cash dividends on common stock and do not anticipate a change in this policy in the foreseeable future. We currently intend to retain any future earnings for the operation and expansion of our business.

Stock Prices and Trading Data

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI." Stock price quotations are available in the investor relations section of our website at www.wmt.com and are printed daily in major newspapers, including The Wall Street Journal.

The ranges of high and low sale prices per share for our common stock for 2012 and 2011 are set forth below. Price data reflect actual transactions. In all cases, the prices shown are inter-dealer prices and do not reflect markups, markdowns, or commissions.

Stockholders

As of February 14, 2013, there were 533 stockholders of record. As of February 8, 2013, there were an estimated 22,876 beneficial owners of our common stock.

Independent Auditors

KPMG LLP
Memphis, Tennessee

Comparison of Total Stockholder Returns

The graph below compares the cumulative total stockholder returns for the period from December 31, 2007 to December 31, 2012, for our common stock, an index composed of U.S. companies whose stock is listed on the Nasdaq Global Select Market (the Nasdaq U.S. Companies Index), and an index consisting of Nasdaq-listed companies in the surgical, medical, and dental instruments and supplies industry (the Nasdaq Medical Equipment Companies Index). The graph assumes that $100.00 was invested on December 31, 2007, in our common stock, the Nasdaq U.S. Companies Index, and the Nasdaq Medical Equipment Companies Index, and that all dividends were reinvested. Total returns for the two Nasdaq indices are weighted based on the market capitalization of the companies included therein. Historic stock price performance is not indicative of future stock price performance. We do not make or endorse any prediction as to future stock price performance.

Cumulative Total Stockholder Returns

Based on Reinvestment of $100.00 Beginning on December 31, 2007



Cumulative Total Stockholder Returns
Based on Reinvestment of $100.00 Beginning on December 31, 2007

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Wright Medical Group, Inc.	$ 100.00	$ 70.04	$ 64.95	$ 53.25	$ 56.58	$ 71.98
Nasdaq U.S. Companies Index	100.00	61.17	87.93	104.13	104.69	123.85
Nasdaq Medical Equipment Companies Index	100.00	53.85	78.53	83.75	96.21	107.11

2012	High*	Low*	2011	High*	Low*
First Quarter	$19.87	$15.70		$17.66	$14.44
Second Quarter	$21.50	$17.88		$17.35	$14.05
Third Quarter	$22.59	$18.11		$18.75	$13.37
Fourth Quarter	$22.42	$18.89		$19.05	$13.57

*denotes high & low sale prices

Non-GAAP Financial Measures

We use non-GAAP financial measures, such as gross profit, as adjusted, operating income, as adjusted, net income, as adjusted, net income, as adjusted, per diluted share, and free cash flow. Our management believes that the presentation of these measures provides useful information to investors. These measures may assist investors in evaluating our operations, period over period. The measures exclude such items as restructuring, non-cash stock based compensation expense, costs associated with governmental inquiries and our deferred prosecution agreement (DPA), non-cash inventory step-up amortization, transaction costs and non-cash write-off of deferred financing fees associated with the 2.625% Convertible Senior Notes due 2014 tender offer (2014 Convertible Notes), costs associated with distributor conversions and amortization of non-competes, loss on termination of interest rate swap, non-cash interest expense related to the Convertible Senior notes due 2017 (2017 Convertible Notes), unrealized loss on mark-to-market of derivatives, transaction costs and non-cash write off of deferred financing fees associated with the termination of the senior credit facility and certain 2014 Convertible Notes, product liability provision, expenses associated with certain employment matters, gain on the sale of intellectual property, due diligence and transaction costs increase to management's estimate of Company's probable insurance recovery for previously recognized costs associated with product liability claims and income tax affects of the foregoing, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on our reported results of operations for a period. Free cash flow is calculated by subtracting capital expenditures from cash provided by operating activities.

Management uses these measures internally for evaluation of the performance of the business, including the allocation of resources and the evaluation of results relative to employee performance compensation targets. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP. This annual report includes discussion of non-GAAP financial measures. Reference is made to the most directly comparable GAAP financial measures and the reconciliation of the differences between the two financial measures, which is found on page 1 of this annual report and is otherwise available in the "Corporate - Investor Information - Supplemental Financial Information" section of our website located at www.wmt.com.

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Senior Management

Robert J. Palmisano
President & Chief Executive Officer

Pascal E.R. Girin
EVP & Chief Operating Officer

Lance A. Berry
SVP, Chief Financial Officer

Julie B. Andrews
VP, Finance & Chief Accounting Officer

Peter S. Cooke
SVP, International

Timothy E. Davis
President, OrthoRecon

Daniel J. Garen
SVP, Chief Compliance Officer

William L. Griffin
SVP & General Manager, BioMimetic Therapeutics

Kyle M. Joines
VP, Operations

James A. Lightman
SVP, General Counsel & Secretary

Edward A. Steiger
SVP, Human Resources

Eric A. Stookey
President, Extremities

Julie D. Tracy
SVP, Chief Communications Officer

Jennifer S. Walker
SVP, Process Improvement

Directors

Gary D. Blackford [1,3]
President & Chief Executive Officer
Universal Hospital Services, Inc.
Director since 2008

Martin J. Emerson [1, 2]
President & Chief Executive Officer
Galil Medical, Inc.
Director since 2006

Lawrence W. Hamilton [2*]
Former SVP, Human Resources
Tech Data Corporation
Director since 2007

Ronald K. Labrum [2]
Chief Executive Officer
FENWAL, Inc.
Director since 2011

John L. Miclot [3*]
President & Chief Executive Officer
Tengion, Inc.
Director since 2007

Robert J. Palmisano
President & Chief Executive Officer
Wright Medical Group, Inc.
Director since 2011

Amy S. Paul [3]
Former Group VP, International
C.R. Bard, Inc.
Director since 2008

Robert J. Quillinan [1*]
Former Chief Financial Officer
Coherent, Inc.
Director since 2006

David D. Stevens [3]
Former Chief Executive Officer
Accredo Health, Inc.
Director since 2004 &
Chairman of the Board

committees of the Board of Directors
1 – audit committee
2 – compensation committee
3 – nominating, compliance and governance committee
* denotes chairman of the committee

Shareholder Information

Independent Auditors
KPMG LLP
Memphis, TN

Transfer Agent & Registrar
American Stock Transfer & Trust Company, Inc.
6201 15th Avenue, Brooklyn, NY 11219
718.921.8124
800.937.5449
info@amstock.com

Stock Information
Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI."

Investor & Media Inquiries
Julie Tracy
SVP, Chief Communications Officer
901.290.5817
julie.tracy@wmt.com

Annual Meeting
The annual meeting of our stockholders will be held on May 14, 2013 beginning at 8:00 am (Central Time) at:

The Westin Memphis
170 Lt. George W. Lee Avenue
Memphis, TN 38103


WRIGHT.

Create Motion.™

Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN USA 38002
901. 867. 9971 phone
800. 238. 7188 toll-free
wmt.com

Wright Medical EMEA
Hoogoorddreef 5
1101 BA Amsterdam
The Netherlands
011. 31. 20. 545. 0100 phone
wmt-emea.com

Printed in the USA. MI043-113